BMO Financial Group Reports First Quarter 2026 Results

REPORT TO SHAREHOLDERS
BMO’s First Quarter 2026 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2026, are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights
First Quarter 2026 compared with First Quarter 2025:
•Reported net income1 of $2,489 million, an increase of 16% from $2,138 million; adjusted net income1 of $2,551 million, an increase of 11% from $2,289 million
•Reported earnings per share (EPS)2 of $3.39, an increase of 20% from $2.83; adjusted EPS1, 2 of $3.48, an increase of 15% from $3.04
•Provision for credit losses (PCL) of $746 million, a decrease from $1,011 million
•Reported return on equity (ROE) of 12.1%, compared with 10.6%; adjusted ROE1 of 12.4%, compared with 11.3%
•Common Equity Tier 1 (CET1) Ratio3 of 13.1%, compared with 13.6%

Toronto, February 25, 2026 – BMO Financial Group (TSX:BMO) (NYSE:BMO) reported net income for the first quarter ended January 31, 2026 was $2,489 million, compared with $2,138 million in the prior year, and EPS of $3.39, compared with $2.83. Reported ROE was 12.1%, compared with 10.6% in the prior year. Adjusted net income was $2,551 million and adjusted EPS was $3.48, an increase from $2,289 million and $3.04, respectively, in the prior year. Adjusted ROE was 12.4%, compared with 11.3% in the prior year. Reported and adjusted results in the current quarter included severance costs of $147 million ($202 million pre-tax) associated with advancing operational efficiencies across the enterprise, recorded in the respective operating segments. On November 1, 2025, the bank completed the acquisition of Burgundy Asset Management Ltd. (Burgundy), with results included in the Wealth Management operating segment.

“BMO had a very strong start to the year. Building on last year’s momentum we are executing on our commitments, delivering higher return on equity and double-digit earnings growth. We earned record revenue in each of our operating segments this quarter, with strong fee growth in our market-driven businesses. Our focus on closely managing expenses and operational efficiency is creating capacity for strategic investments in technology and talent that deliver value for today and the future. Credit is well-managed and in-line with our expectations,” said Darryl White, CEO of BMO Financial Group.
“Through disciplined execution of our strategy we are making meaningful progress on the clear path we set to elevate returns and drive profitable earnings growth as we focus on delivering value for our clients and shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2026 dividend of $1.67 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.67 is equivalent to an annual dividend of $6.68 per common share. During the quarter, we purchased for cancellation 6.0 million common shares under the normal course issuer bid.

Caution
The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.
(2)All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
BMO Financial Group First Quarter Report 2026 1

Enhanced Disclosure Task Force
Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in BMO’s 2025 Annual Report, the First Quarter 2026 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not and should not be considered incorporated by reference into our First Quarter 2026 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2025 Annual Report	Q1 2026
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	67-107	3	Index	Index
	2. Risk terminology, measures and key parameters	70-107, 122-124	27	–	–
	3. Top and emerging risks	67-69	5,27	–	–
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	61	15	–	–
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	70-74	–	–	–
	6. Risk culture, risk appetite and procedures to support the culture	72-75	–	–	–
	7. Risks that arise from business models and activities	63,72-74	–	–	–
	8. Stress testing within the risk governance and capital frameworks	75	–	–	–
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	59-61,185	–	–	5-6,15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	62	15-16	–	7
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	–	–	–	8
	12. Capital management and strategic planning	58-63	–	–	–
	13. Risk-weighted assets (RWA) by operating segment	63	–	–	16
	14. Analysis of capital requirements for each method used in calculating RWA	59-63, 76-80	–	–	16,22-49, 55-67,70-71, 78-82,84, 86-91
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	–	–	–	22-49, 51-67,89-91
	16. Flow statement that reconciles movements in RWA by risk type	–	–	–	50,71,83
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	101-102	–	–	92
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	89-95	30,33	–	–
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	91	31	48	–
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	96-97	35-36	–	–
	21. Analysis of funding sources and funding strategy	92-93	31-32	–	–
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	88	29	–	–
	23. Significant trading and non-trading market risk factors	84-88	29-30	–	–
	24. Market risk model assumptions, validation procedures and back-testing	84-88, 101-102	–	–	–
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	84-88	29-30	–	–
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	62-63,76-83, 145-152, 163-164	12-13,47-51	24-45	16-81
	27. Policies to identify impaired loans and renegotiated loans	146,151	–	–	–
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	82,148	13,47-48	–	–
	29. Counterparty credit risk arising from derivative transactions	76-78,83, 163-164	–	–	55-73
	30. Credit risk mitigation	76-78,147, 154,196-197	–	–	21,51-52,68
Other Risks	31. Discussion of other risks	70-73, 98-107	–	–	–
	32. Publicly known risk events involving material or potentially material loss events	98-107, 197-198	–	–	–
2 BMO Financial Group First Quarter Report 2026

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) commentary is as at February 25, 2026 for the period ended January 31, 2026. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2026, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2025, and the 2025 annual MD&A, contained in Bank of Montreal’s 2025 Annual Report.
The 2025 annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website, together with other disclosure materials, including interim filings, and our most recent Annual Information Form, Notice of Annual Meeting of Shareholders and Proxy Circular at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.
Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Table of Contents
4	Caution Regarding Forward-Looking Statements		25	Accounting Policies and Critical Accounting Estimates and Judgments
5	Economic Developments and Outlook			25	Allowance for Credit Losses
6	Financial Highlights		26	Disclosure for Global Systemically Important Banks (G-SIB)
7	Non-GAAP and Other Financial Measures		26	Future Changes in Accounting Policies
10	Impact of Foreign Exchange		27	Other Regulatory Developments
11	Net Income		27	Risk Management
11	Revenue			27	Top and Emerging Risks That May Affect Future Results
12	Total Provision for Credit Losses			27	Real Estate Secured Lending
13	Impaired Loans			28	International Exposures
13	Non-Interest Expense			29	Market Risk
13	Provision for Income Taxes			30	Liquidity and Funding Risk
14	Balance Sheet			32	Credit Ratings
15	Capital Management		37	Glossary of Financial Terms
17	Operating Segments Performance Review		40	Interim Consolidated Financial Statements
	18	Canadian Personal and Commercial Banking (Canadian P&C)		40	Consolidated Statement of Income
	19	U.S. Banking		41	Consolidated Statement of Comprehensive Income
	21	Wealth Management		42	Consolidated Balance Sheet
	22	Capital Markets		43	Consolidated Statement of Changes in Equity
	23	Corporate Services		44	Consolidated Statement of Cash Flows
24	Summary Quarterly Earnings Trends			45	Notes to Interim Consolidated Financial Statements
25	Transactions with Related Parties		62	Investor and Media Information
25	Off-Balance Sheet Arrangements

Bank of Montreal's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2026, of Bank of Montreal's disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
There were no changes in our internal control over financial reporting during the quarter ended January 31, 2026, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.
As in prior quarters, Bank of Montreal's Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.
BMO Financial Group First Quarter Report 2026 3

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments; expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; technological change, including the use of data and artificial intelligence (AI) in our business, including generative AI; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, and the Risk Management section in our First Quarter 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2025 Annual Report, as updated in the Economic Developments and Outlook section in our First Quarter 2026 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2025 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2026 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

4 BMO Financial Group First Quarter Report 2026

Economic Developments and Outlook (1)
The renegotiation of the United States-Mexico-Canada Agreement (USMCA) is expected to shape the direction of trade policies in 2026. We assume the renegotiation will extend into next year, preserving the compliance exemption that allows most Canadian and Mexican goods to enter the U.S. duty-free, but also prolonging the uncertainty.
Despite high tariffs on some products, including motor vehicles, steel and aluminum, Canada’s economy continues to expand. However, real gross domestic product (GDP) is estimated to have slowed to almost no growth in the fourth quarter of 2025, compared with an annual rate of 2.6% in the third quarter. The slowdown reflects the negative effects of uncertain trade policies on business investment, along with continued weakness in the Ontario housing market. An increase in consumer and government spending likely provided some offsetting support to the economy. Real GDP is projected to expand a modest 1.4% in 2026, supported by prior declines in interest rates and expansionary fiscal policies aimed at increasing business investment. The unemployment rate, which decreased over the past year to 6.5% in January 2026, is expected to decline slightly to 6.4% by the end of 2026 as economic growth improves and population growth remains slow in response to lower immigration targets. Consumer price inflation remained moderate at 2.3% year-over-year in January 2026, but is projected to average 2.5% in 2026, partially due to rising food costs. After reducing policy rates by a total of 100 basis points in 2025, the Bank of Canada is anticipated to maintain a steady policy rate stance in 2026. The Canadian dollar is projected to strengthen moderately in 2026, assuming trade tensions begin to subside and interest-rate differentials with the United States narrow. Housing market activity remains weak in Ontario and British Columbia due to affordability challenges and slower population growth. As a result, industry-wide growth in residential mortgage balances, at 4.6% year-over-year in December 2025, is expected to moderate somewhat in 2026. Year-over-year growth in consumer credit (excluding mortgages) remained moderate at 3.4% in December 2025, but is expected to improve somewhat in 2026, due to support from lower interest rates. Industry-wide growth in non-financial corporate credit balances was 3.7% year-over-year in December 2025, and will likely remain moderate until trade-policy uncertainty improves.
The U.S. economy has expanded at a healthy rate. Real GDP grew at an annual rate of 1.4% in the fourth quarter of 2025 following a strong 4.4% increase in the third quarter. The deceleration was primarily due to a six-week partial shutdown of the federal government. Consumer spending remains solid, supported by the wealth effect from rising equity markets, while substantial investment in AI technologies and data centres continues to drive business spending. With support from lower interest rates and expansionary fiscal policies, real GDP is expected to increase 2.5% in 2026, improving from 2.2% in 2025. Slower hiring pushed the unemployment rate up modestly in the past year to 4.3% in January 2026, and it is expected to average 4.5% in 2026, which is still low by historical standards. Consumer price inflation eased in the past year to 2.4% year-over-year in January 2026, despite new tariffs, and is projected to further decline modestly in 2026 amid a moderation in wage growth. After lowering policy rates by 75 basis points in 2025 to address labour-market softness, the Federal Reserve is projected to reduce rates by a similar amount in 2026 amid easing inflation pressure. However, longer-term interest rates are expected to remain near current levels due to concerns about the large federal budget deficit and lingering above-target inflation. Industry-wide growth in residential mortgage balances remained modest at 2.2% year-over-year in January 2026 amid continued weakness in home sales, but will likely strengthen in 2026 on somewhat lower mortgage rates. Year-over-year growth in consumer loan balances improved to 4.1% in January 2026 and is projected to remain firm in 2026. Year-over-year growth in business, industrial and commercial real estate credit was solid at 4.0% in January 2026 and is anticipated to remain healthy in 2026.
The above economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. The most immediate threat stems from further escalation of U.S. tariffs. Canadian businesses face longer-term risks if renegotiation of the USMCA is unsuccessful, as significant tariffs could then apply to more goods exported to the U.S., potentially leading to a recession in Canada. If the USMCA is renegotiated, some tariffs are likely to persist, which could result in slower growth. Other risks include an escalation of the Russia-Ukraine war; heightened tensions between the U.S. and Iran that could destabilize the Middle East; and a potential escalation of the U.S.’s involvement in Venezuela. Elevated equity valuations also pose the risk of a destabilizing correction. Longer-term, substantial business spending to develop and adopt AI systems, while providing material support to the economy, presents new challenges for workers and industries, such as software. Although AI has not yet led to significant job losses, it could increasingly affect hiring decisions and drive significant shifts in workforce composition, requiring displaced workers to learn new skills.
Our operations, clients and customers may be affected by significant changes to the economic environment and heightened economic uncertainty. An increase in provisions for credit losses, volatility in capital markets and slower loan growth could result if tariffs increase substantially. Management regularly monitors the economic environment and takes proactive measures to respond to uncertainties and reduce the impact on our results.

Caution
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.
BMO Financial Group First Quarter Report 2026 5

Financial Highlights

TABLE 1
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Summary Income Statement (1)
Net interest income	5,643	5,496	5,398
Non-interest revenue	4,181	3,845	3,868
Revenue	9,824	9,341	9,266
Provision for credit losses on impaired loans	739	750	859
Provision for credit losses on performing loans	7	5	152
Total provision for credit losses (PCL)	746	755	1,011
Non-interest expense	5,753	5,556	5,427
Provision for income taxes	836	735	690
Net income	2,489	2,295	2,138
Net income (loss) attributable to non-controlling interest in subsidiaries	(1)	7	4
Dividends on preferred shares and distributions on other equity instruments	81	163	65
Net income available to common shareholders	2,409	2,125	2,069
Adjusted net income	2,551	2,514	2,289
Adjusted net income available to common shareholders	2,471	2,344	2,220
Common Share Data ($, except as noted) (1)
Basic earnings per share	3.40	2.98	2.84
Diluted earnings per share	3.39	2.97	2.83
Adjusted diluted earnings per share	3.48	3.28	3.04
Book value per share	110.45	111.57	109.46
Closing share price	185.37	174.23	143.88
Number of common shares outstanding (in millions)
End of period	706.2	708.9	728.8
Average basic	708.4	713.3	729.6
Average diluted	710.2	715.1	730.7
Market capitalization ($ millions)	130,908	123,513	104,855
Dividends declared per common share	1.67	1.63	1.59
Dividend yield (%)	3.6	3.7	4.4
Dividend payout ratio (%)	49.1	54.7	56.1
Adjusted dividend payout ratio (%)	47.9	49.6	52.3
Financial Measures and Ratios (%) (1) (2)
Return on equity	12.1	10.7	10.6
Adjusted return on equity	12.4	11.8	11.3
Return on tangible common equity	16.2	14.7	14.4
Adjusted return on tangible common equity	16.1	15.4	14.9
Efficiency ratio	58.6	59.5	58.6
Adjusted efficiency ratio	57.8	56.7	56.3
Operating leverage	0.0	(21.2)	20.1
Adjusted operating leverage	(2.8)	3.0	8.9
Net interest margin on average earning assets	1.68	1.67	1.62
Adjusted net interest margin, excluding Global Markets and Insurance	2.33	2.30	2.13
Effective tax rate	25.2	24.2	24.4
Adjusted effective tax rate	25.0	23.6	24.5
Total PCL-to-average net loans and acceptances	0.44	0.44	0.58
PCL on impaired loans-to-average net loans and acceptances	0.44	0.44	0.50
Balance Sheet and Other Information (as at, $ millions, except as noted)
Assets	1,458,132	1,476,802	1,468,093
Average earning assets	1,334,388	1,304,278	1,319,541
Gross loans and acceptances	674,383	682,922	694,027
Net loans and acceptances	669,316	677,872	689,235
Deposits	954,789	976,202	996,832
Common shareholders’ equity	77,999	79,095	79,772
Total risk-weighted assets (3)	442,058	437,945	433,944
Assets under administration	872,742	864,891	830,137
Assets under management	547,035	506,661	450,617
Capital and Liquidity Measures (%) (3)
Common Equity Tier 1 Ratio	13.1	13.3	13.6
Tier 1 Capital Ratio	14.8	15.0	15.4
Total Capital Ratio	16.9	17.3	17.6
Leverage Ratio	4.4	4.3	4.4
TLAC Ratio	29.1	29.7	29.8
Liquidity Coverage Ratio	126	132	128
Net Stable Funding Ratio	116	117	116
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3589	1.4016	1.4514
Average Canadian/U.S. dollar	1.3759	1.3887	1.4303
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.
(2)PCL, ROE and ROTCE ratios are presented on an annualized basis.
(3)Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
6 BMO Financial Group First Quarter Report 2026

Non-GAAP and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non‑GAAP basis, as described below. We believe that these non‑GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non‑interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non‑GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Net Interest Margin, excluding Global Markets and Insurance
Effective the first quarter of fiscal 2026, we report net interest margin on a basis that excludes net interest income from our Global Markets business in Capital Markets, and average earning assets from our Global Markets and Insurance businesses. Management considers this measure to be useful in allowing readers to assess performance of BMO’s lending, investing and deposit-raising activities without the volatility that may be associated with market and trading-related activities. This measure replaces Net Interest Margin, excluding trading and insurance previously disclosed, and prior periods have been reclassified to conform with the current period’s presentation.

Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

Adjusting Items
Adjusted results in the current quarter and prior periods excluded the following items:
•Acquisition and integration costs of $7 million ($9 million pre-tax) in the current quarter. Prior periods included expense of $3 million ($4 million pre-tax) in Q4-2025 and $7 million ($10 million pre-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management and Bank of the West in Corporate Services.
•Amortization of acquisition-related intangible assets of $71 million ($96 million pre-tax) in the current quarter. Prior periods included $123 million ($168 million pre-tax) in Q4-2025 and $79 million ($106 million pre-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment.
•Change in the fair value of contingent consideration related to the acquisition of Burgundy, which reduced non-interest revenue in the current quarter by $16 million (pre-tax and after-tax), recorded in Wealth Management. For further information, refer to Note 13 of the unaudited interim consolidated financial statements and Note 9 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
•Impact of divestitures related to the announced sale of 138 branches in select U.S. markets included divestiture-related costs of $3 million ($4 million pre-tax) in the current quarter. Prior periods included a write-down of goodwill of $102 million (pre-tax and after-tax) in Q4-2025. Amounts are recorded in non-interest expense in Corporate Services.
•U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense in Corporate Services. Q1-2026 included a partial reversal of a prior charge of $35 million ($47 million pre-tax). Prior periods included a $9 million ($12 million pre-tax) partial reversal in Q4-2025 and a $5 million ($7 million pre-tax) partial reversal in Q1-2025.
•Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

Adjusting items in aggregate decreased net income by $62 million in the current quarter, compared with a $151 million decrease in the prior year and a decrease of $219 million in the prior quarter.
BMO Financial Group First Quarter Report 2026 7

Non-GAAP and Other Financial Measures (1)

TABLE 2
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Reported Results
Net interest income	5,643	5,496	5,398
Non-interest revenue	4,181	3,845	3,868
Revenue	9,824	9,341	9,266
Provision for credit losses	746	755	1,011
Non-interest expense	5,753	5,556	5,427
Income before income taxes	3,325	3,030	2,828
Provision for income taxes	836	735	690
Net income	2,489	2,295	2,138
Dividends on preferred shares and distributions on other equity instruments	81	163	65
Net income (loss) attributable to non-controlling interest in subsidiaries	(1)	7	4
Net income available to common shareholders	2,409	2,125	2,069
Diluted EPS ($)	3.39	2.97	2.83
Adjusting Items Impacting Revenue (Pre-tax)
Change in fair value of contingent consideration (2)	(16)	–	–
Impact of adjusting items on revenue (pre-tax)	(16)	–	–
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs	(9)	(4)	(10)
Amortization of acquisition-related intangible assets (3)	(96)	(168)	(106)
Impact of divestitures	(4)	(102)	–
FDIC special assessment	47	12	7
Impact of alignment of accounting policies	–	–	(96)
Impact of adjusting items on non-interest expense (pre-tax)	(62)	(262)	(205)
Adjusting Items Impacting Revenue (After-tax)
Change in fair value of contingent consideration	(16)	–	–
Impact of adjusting items on revenue (after-tax)	(16)	–	–
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs	(7)	(3)	(7)
Amortization of acquisition-related intangible assets (3)	(71)	(123)	(79)
Impact of divestitures	(3)	(102)	–
FDIC special assessment	35	9	5
Impact of alignment of accounting policies	–	–	(70)
Impact of adjusting items on non-interest expense (after-tax)	(46)	(219)	(151)
Impact of adjusting items on reported net income (after-tax)	(62)	(219)	(151)
Impact on diluted EPS ($)	(0.09)	(0.31)	(0.21)
Adjusted Results
Net interest income	5,643	5,496	5,398
Non-interest revenue	4,197	3,845	3,868
Revenue	9,840	9,341	9,266
Provision for credit losses	746	755	1,011
Non-interest expense	5,691	5,294	5,222
Income before income taxes	3,403	3,292	3,033
Provision for income taxes	852	778	744
Net income	2,551	2,514	2,289
Net income available to common shareholders	2,471	2,344	2,220
Diluted EPS ($)	3.48	3.28	3.04
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.
(2)Recorded in non-interest revenue.
(3)Represents amortization of acquisition-related intangible assets and any impairment.

8 BMO Financial Group First Quarter Report 2026

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q1-2026
Reported net income (loss)	948	742	352	657	(210)	2,489	715
Dividends on preferred shares and distributions on
other equity instruments	13	14	2	15	37	81	17
Net income (loss) attributable to non-controlling interest in subsidiaries	–	(2)	–	–	1	(1)	(1)
Net income (loss) available to common shareholders	935	730	350	642	(248)	2,409	699
Acquisition and integration costs	–	–	7	–	–	7	–
Amortization of acquisition-related intangible assets	3	60	5	3	–	71	46
Change in fair value of contingent consideration	–	–	16	–	–	16	–
Impact of divestitures	–	–	–	–	3	3	2
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	951	802	380	660	(242)	2,551	737
Adjusted net income (loss) available to common shareholders (2)	938	790	378	645	(280)	2,471	721
Q4-2025
Reported net income (loss)	733	807	399	525	(169)	2,295	616
Dividends on preferred shares and distributions on
other equity instruments	11	15	2	10	125	163	3
Net income attributable to non-controlling interest in subsidiaries	–	7	–	–	–	7	5
Net income (loss) available to common shareholders	722	785	397	515	(294)	2,125	608
Acquisition and integration costs	–	–	1	–	2	3	1
Amortization of acquisition-related intangible assets	48	64	–	11	–	123	47
Impact of divestitures	–	–	–	–	102	102	73
FDIC special assessment	–	–	–	–	(9)	(9)	(6)
Adjusted net income (loss) (2)	781	871	400	536	(74)	2,514	731
Adjusted net income (loss) available to common shareholders (2)	770	849	398	526	(199)	2,344	723
Q1-2025
Reported net income (loss)	877	635	328	589	(291)	2,138	639
Dividends on preferred shares and distributions on
other equity instruments	12	15	2	10	26	65	3
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	4	4	3
Net income (loss) available to common shareholders	865	620	326	579	(321)	2,069	633
Acquisition and integration costs	–	–	–	–	7	7	5
Amortization of acquisition-related intangible assets	3	72	–	4	–	79	52
FDIC special assessment	–	–	–	–	(5)	(5)	(4)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	880	707	328	593	(219)	2,289	717
Adjusted net income (loss) available to common shareholders (2)	868	692	326	583	(249)	2,220	711
(1)U.S. Operations comprises reported and adjusted results recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

TABLE 4
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Reported net income	2,489	2,295	2,138
Net income (loss) attributable to non-controlling interest in subsidiaries	(1)	7	4
Net income attributable to bank shareholders	2,490	2,288	2,134
Dividends on preferred shares and distributions on other equity instruments	81	163	65
Net income available to common shareholders (A)	2,409	2,125	2,069
After-tax amortization of acquisition-related intangible assets	71	123	79
Net income available to common shareholders after adjusting for amortization of
acquisition-related intangible assets (B)	2,480	2,248	2,148
After-tax impact of other adjusting items (1)	(9)	96	72
Adjusted net income available to common shareholders (C)	2,471	2,344	2,220
Average common shareholders’ equity (D)	79,075	78,511	77,693
Goodwill	(16,838)	(16,716)	(17,209)
Acquisition-related intangible assets	(2,330)	(2,171)	(2,514)
Net of related deferred tax liabilities	858	882	1,011
Average tangible common equity (E)	60,765	60,506	58,981
Return on equity (%) (= A/D) (2)	12.1	10.7	10.6
Adjusted return on equity (%) (= C/D) (2)	12.4	11.8	11.3
Return on tangible common equity (%) (= B/E) (2)	16.2	14.7	14.4
Adjusted return on tangible common equity (%) (= C/E) (2)	16.1	15.4	14.9
(1)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
(2)Quarterly calculations are on an annualized basis.
BMO Financial Group First Quarter Report 2026 9

Return on Equity by Operating Segment (1)

TABLE 5
			Wealth	Capital	Corporate		U.S. Operations (2)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q1-2026
Reported
Net income (loss) available to common shareholders	935	730	350	642	(248)	2,409	699
Total average common equity	16,405	36,797	4,199	15,219	6,455	79,075	33,150
Return on equity (%)	22.6	7.9	33.1	16.7	na	12.1	8.4
Adjusted (3)
Net income (loss) available to common shareholders	938	790	378	645	(280)	2,471	721
Total average common equity	16,405	36,797	4,199	15,219	6,455	79,075	33,150
Return on equity (%)	22.7	8.5	35.7	16.8	na	12.4	8.6
Q4-2025
Reported
Net income (loss) available to common shareholders	722	785	397	515	(294)	2,125	608
Total average common equity	16,938	36,458	3,049	14,076	7,990	78,511	32,235
Return on equity (%)	16.9	8.5	51.7	14.5	na	10.7	7.5
Adjusted (3)
Net income (loss) available to common shareholders	770	849	398	526	(199)	2,344	723
Total average common equity	16,938	36,458	3,049	14,076	7,990	78,511	32,235
Return on equity (%)	18.1	9.2	52.0	14.8	na	11.8	8.9
Q1-2025
Reported
Net income (loss) available to common shareholders	865	620	326	579	(321)	2,069	633
Total average common equity	16,515	38,033	3,044	13,536	6,565	77,693	32,650
Return on equity (%)	20.8	6.5	42.5	17.0	na	10.6	7.7
Adjusted (3)
Net income (loss) available to common shareholders	868	692	326	583	(249)	2,220	711
Total average common equity	16,515	38,033	3,044	13,536	6,565	77,693	32,650
Return on equity (%)	20.9	7.2	42.5	17.1	na	11.3	8.6
(1)Return on equity is based on allocated capital. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, including risk-weighted assets and capital deductions, with unallocated capital reported in Corporate Services. Effective the first quarter of fiscal 2026, the allocation approach was updated to primarily reflect an increase in the capital allocation rate to 12.5% of risk-weighted assets, compared with 12.0% in fiscal 2025. Capital allocation methodologies are reviewed annually. For further information, refer to the How BMO Reports Operating Segments Results section. Return on equity ratios are presented on an annualized basis.
(2)U.S. Operations comprises reported and adjusted results and allocated capital recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(3)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
na - not applicable
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Caution
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Impact of Foreign Exchange

TABLE 6
	Q1-2026
(Canadian $ in millions, except as noted)	vs. Q1-2025	vs. Q4-2025
Canadian/U.S. dollar exchange rate (average)
Current period	1.3759	1.3759
Prior period	1.4303	1.3887
	Increased/(Decreased)
Effects on U.S. Operations reported results
Net interest income	(95)	(22)
Non-interest revenue	(59)	(13)
Total revenue	(154)	(35)
Provision for credit losses	17	1
Non-interest expense	94	24
Provision for income taxes	8	2
Net income	(35)	(8)
Impact on basic earnings per share ($)	(0.05)	(0.01)
Impact on diluted earnings per share ($)	(0.05)	(0.01)
Effects on U.S. Operations adjusted results (1)
Net interest income	(95)	(22)
Non-interest revenue	(59)	(13)
Total revenue	(154)	(35)
Provision for credit losses	17	1
Non-interest expense	88	22
Provision for income taxes	10	3
Net income	(39)	(9)
Impact on basic earnings per share ($)	(0.05)	(0.01)
Impact on diluted earnings per share ($)	(0.05)	(0.01)
(1)Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
10 BMO Financial Group First Quarter Report 2026

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on reported and adjusted results in BMO’s U.S. operations, comprising U.S. Banking and the U.S. operations in Capital Markets and Corporate Services.
The Canadian dollar equivalents of BMO’s U.S. operations results that are denominated in U.S. dollars decreased in the first quarter of fiscal 2026, relative to the fourth quarter of fiscal 2025 and the first quarter of fiscal 2025, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. operations.
Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2026 and fiscal 2025. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.
Refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income
Q1 2026 vs. Q1 2025
Reported net income was $2,489 million, an increase of $351 million or 16% from the prior year, and adjusted net income was $2,551 million, an increase of $262 million or 11%. The impact of the weaker U.S. dollar decreased net income by 2% on both a reported basis and an adjusted basis. Reported earnings per share (EPS) was $3.39, an increase of $0.56 from the prior year, and adjusted EPS was $3.48, an increase of $0.44 or 15%. Reported and adjusted results in the current quarter included severance costs of $147 million ($202 million pre-tax) associated with advancing operational efficiencies across the enterprise, recorded in the respective operating segments. The impact of these severance costs reduced EPS by $0.21 per share.
The increase in reported results included the impact of aligning accounting policies for employee vacation across legal entities in the prior year and a larger partial reversal of the FDIC special assessment in the current quarter.
The increase in reported and adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses, and increased across all operating segments. Corporate Services recorded a lower net loss on a reported basis in the current year, primarily due to the items noted above, and a higher net loss on an adjusted basis.

Q1 2026 vs. Q4 2025
Reported net income increased $194 million or 8% from the prior quarter, and adjusted net income increased $37 million or 1%. Reported EPS increased $0.42 from the prior quarter, and adjusted EPS increased $0.20, due to higher net income and lower dividends on preferred shares and distributions on other equity instruments.
The increase in reported net income was primarily due to a write-down of goodwill related to the announced sale of branches in certain U.S. markets in the prior quarter, and lower amortization of acquisition-related intangible assets in the current quarter.
The increase in adjusted net income reflected higher revenue, partially offset by higher expenses. Reported and adjusted net income increased in Canadian P&C and Capital Markets, and decreased in U.S. Banking and Wealth Management. Corporate Services recorded a higher net loss compared with the prior quarter on both a reported and an adjusted basis.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Net Income section.

Revenue
Q1 2026 vs. Q1 2025
Reported revenue was $9,824 million, an increase of $558 million or 6% from the prior year, and adjusted revenue was $9,840 million, an increase of $574 million or 6%. The impact of the weaker U.S. dollar decreased revenue by 2% on both a reported basis and an adjusted basis. Adjusted revenue excluded the impact of a change in the fair value of contingent consideration related to the acquisition of Burgundy, which reduced non-interest revenue in the current quarter by $16 million. Reported and adjusted revenue increased in Canadian P&C, Wealth Management and Capital Markets. Reported and adjusted revenue decreased in U.S. Banking due to the impact of the weaker U.S. dollar, and increased on a source currency basis. Revenue increased in Corporate Services on both a reported and an adjusted basis.
Reported and adjusted net interest income was $5,643 million, an increase of $245 million or 5% from the prior year, driven by higher net interest margin, balance growth in Canadian P&C and Wealth Management, and higher net interest income in Corporate Services, partially offset by lower balances in U.S. Banking.
BMO’s overall reported net interest margin of 1.68% increased 6 basis points from the prior year. Net interest margin, excluding Global Markets and Insurance, was 2.33%, an increase of 20 basis points, primarily due to higher deposit margins from the benefit of ladder reinvestment rates, a favourable deposit mix and disciplined pricing, as well as higher net interest income and lower low-yielding average assets in Corporate Services.
Reported non-interest revenue was $4,181 million, an increase of $313 million or 8% from the prior year, and adjusted non-interest revenue was $4,197 million, an increase of $329 million or 9%, with increases across most categories, primarily driven by higher wealth management fees, trading revenue, underwriting and advisory fee revenue, as well as above-trend card fee revenue in Canadian Personal and Business Banking due to revised future redemption assumptions in the current quarter. Trading non-interest revenue of $866 million increased $64 million from the prior year.

BMO Financial Group First Quarter Report 2026 11

Q1 2026 vs. Q4 2025
Reported revenue increased $483 million or 5% from the prior quarter, and adjusted revenue increased $499 million or 5%. Revenue increased across all operating segments and decreased in Corporate Services.
Reported and adjusted net interest income increased $147 million or 3% from the prior quarter, driven by higher trading-related net interest income and higher net interest margin, partially offset by lower net interest income in Corporate Services.
BMO’s overall reported net interest margin increased 1 basis point from the prior quarter. Net interest margin, excluding Global Markets and Insurance, increased 3 basis points, primarily due to higher deposit margins, partially offset by lower net interest income in Corporate Services.
Reported non-interest revenue increased $336 million or 9% from the prior quarter, and adjusted non-interest revenue increased $352 million or 9%, due to higher trading revenue, wealth management fees and above-trend card fee revenue noted above, partially offset by lower securities gains, excluding trading, and underwriting and advisory fee revenue. Trading non-interest revenue increased $309 million from the prior quarter.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7
(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	Q1-2026	Q4-2025	Q1-2025	Q1-2026	Q4-2025	Q1-2025	Q1-2026	Q4-2025	Q1-2025
Canadian P&C	2,523	2,464	2,385	344,866	344,411	339,325	290	284	279
U.S. Banking	2,267	2,234	2,322	224,843	229,046	243,645	400	387	378
All other operating segments and Corporate Services	853	798	691	764,679	730,821	736,571	na	na	na
Total reported	5,643	5,496	5,398	1,334,388	1,304,278	1,319,541	168	167	162
Global Markets net interest income, and Global Markets and Insurance assets	369	266	397	436,238	402,940	387,786	na	na	na
Total reported, excluding Global Markets and Insurance	5,274	5,230	5,001	898,150	901,338	931,755	233	230	213
U.S. Banking (US$ in millions)	1,648	1,609	1,623	163,417	164,942	170,348	400	387	378
(1)Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Operating segment revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Segments Results section in BMO’s 2025 Annual MD&A.
(3)Average earning assets represents the daily average balance of interest bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over a period.
na – not applicable
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total Provision for Credit Losses

TABLE 8
			Wealth	Capital	Corporate
(Canadian $ in millions)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank
Q1-2026
Provision for credit losses on impaired loans	497	202	2	29	9	739
Provision (recovery of provision) for credit losses on performing loans	18	17	(4)	(21)	(3)	7
Total provision (recovery of provision) for credit losses	515	219	(2)	8	6	746
Total PCL-to-average net loans and acceptances (%) (1)	0.60	0.41	(0.02)	0.04	nm	0.44
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.38	0.03	0.14	nm	0.44
Q4-2025
Provision for credit losses on impaired loans	496	209	5	37	3	750
Provision (recovery of provision) for credit losses on performing loans	153	(90)	(1)	(39)	(18)	5
Total provision (recovery of provision) for credit losses	649	119	4	(2)	(15)	755
Total PCL-to-average net loans and acceptances (%) (1)	0.76	0.22	0.05	(0.01)	nm	0.44
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.38	0.06	0.18	nm	0.44
Q1-2025
Provision for credit losses on impaired loans	491	312	1	35	20	859
Provision (recovery of provision) for credit losses on performing loans	51	102	(1)	11	(11)	152
Total provision (recovery of provision) for credit losses	542	414	–	46	9	1,011
Total PCL-to-average net loans and acceptances (%) (1)	0.64	0.71	0.00	0.21	nm	0.58
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.54	0.01	0.16	nm	0.50
(1)PCL ratios are presented on an annualized basis.
nm – not meaningful
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Q1 2026 vs. Q1 2025
Total provision for credit losses was $746 million, compared with a provision of $1,011 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 44 basis points, compared with 58 basis points in the prior year. The provision for credit losses on impaired loans was $739 million, a decrease of $120 million, largely due to lower provisions in U.S. Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 44 basis points, compared with 50 basis points in the prior year. There was a $7 million provision for credit losses on performing loans, compared with a $152 million provision in the prior year. The provision for credit losses on performing loans in the current quarter primarily reflected portfolio credit migration, partially offset by lower balances in certain portfolios and improvement in the macroeconomic scenarios.

12 BMO Financial Group First Quarter Report 2026

Q1 2026 vs. Q4 2025
Total provision for credit losses decreased $9 million from the prior quarter. The provision for credit losses on impaired loans decreased $11 million, largely due to lower provisions in Capital Markets and U.S. Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was relatively unchanged from the prior quarter. The provision for credit losses on performing loans was relatively unchanged from the prior quarter.

Impaired Loans

TABLE 9
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
GIL, beginning of period	7,091	6,951	5,843
Classified as impaired during the period	1,452	1,835	2,373
Transferred to performing during the period	(351)	(235)	(364)
Net repayments	(779)	(779)	(616)
Amounts written-off	(423)	(660)	(424)
Disposals of loans	(19)	(65)	(2)
Foreign exchange and other movements	(108)	44	144
GIL, end of period	6,863	7,091	6,954
GIL to gross loans and acceptances (%)	1.02	1.04	1.00

Total gross impaired loans and acceptances (GIL) were $6,863 million, a decrease from $7,091 million in the prior quarter, largely due to lower formations in impaired loans. GIL as a percentage of gross loans and acceptances was 1.02%, a decrease from 1.04% in the prior quarter.
Loans classified as impaired during the quarter were $1,452 million, a decrease from $1,835 million in the prior quarter, reflecting lower formations in business and government lending.
Factors contributing to the change in GIL are outlined in the table above.

Non-Interest Expense
Q1 2026 vs. Q1 2025
Reported non‑interest expense was $5,753 million, an increase of $326 million or 6% from the prior year, and adjusted non‑interest expense was $5,691 million, an increase of $469 million or 9%. Severance costs in the quarter contributed 4% to the increase. The impact of the weaker U.S. dollar decreased non-interest expense by 2% on both a reported basis and an adjusted basis.
Reported results included the impact of aligning accounting policies for employee vacation across legal entities in the prior year and a larger partial reversal of the FDIC special assessment in the current quarter. Reported and adjusted non-interest expense increased, primarily due to higher employee-related expenses, including severance and performance-based compensation, and higher computer and equipment costs, partially offset by the impact of the weaker U.S. dollar.
Reported efficiency ratio was 58.6%, unchanged from the prior year, and adjusted efficiency ratio was 57.8%, compared with 56.3%. Reported operating leverage was nil and adjusted operating leverage was negative 2.8%, due to the severance charge noted above.

Q1 2026 vs. Q4 2025
Reported non-interest expense increased $197 million or 4% from the prior quarter, and adjusted non-interest expense increased $397 million or 8%.
Reported non-interest expense included the impact of the write-down of goodwill related to the announced sale of branches in certain U.S. markets in the prior quarter, lower amortization of acquisition-related intangible assets and a larger partial reversal of the FDIC special assessment. The increase in adjusted non-interest expense was primarily due to higher employee-related expenses, including severance, and stock-based compensation for employees eligible to retire and seasonal benefits that are expensed in the first quarter of each year. These were partially offset by lower professional fees, computer and equipment, advertising and premises costs.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Non-Interest Expense section.

Provision for Income Taxes
The reported provision for income taxes was $836 million, an increase of $146 million from the prior year, and an increase of $101 million from the prior quarter. The reported effective tax rate was 25.2%, compared with 24.4% in the prior year and 24.2% in the prior quarter. The adjusted provision for income taxes was $852 million, an increase of $108 million from the prior year, and an increase of $74 million from the prior quarter. The adjusted effective tax rate was 25.0%, compared with 24.5% in the prior year and 23.6% in the prior quarter.
The change in the reported effective tax rate relative to the prior year and the prior quarter was primarily due to the impact of lower income in the prior year and the prior quarter. The change in the adjusted effective tax rate relative to the prior year was primarily due to the impact of lower income in the prior year. The change in the adjusted effective tax rate relative to the prior quarter was primarily due to earnings mix and the impact of lower income in the prior quarter.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Provision for Income Taxes section.
BMO Financial Group First Quarter Report 2026 13

Balance Sheet

TABLE 10
(Canadian $ in millions)	As at January 31, 2026	As at October 31, 2025
Assets
Cash and cash equivalents and interest bearing deposits with banks	70,248	70,322
Securities	421,331	423,476
Securities borrowed or purchased under resale agreements	109,725	129,421
Net loans and acceptances	669,316	677,872
Derivative instruments	69,398	57,151
Other assets	118,114	118,560
Total assets	1,458,132	1,476,802
Liabilities and Equity
Deposits	954,789	976,202
Derivative instruments	65,392	58,729
Securities lent or sold under repurchase agreements	132,280	134,967
Other liabilities	211,508	210,304
Subordinated debt	8,412	8,500
Equity	85,705	88,051
Non-controlling interest in subsidiaries	46	49
Total liabilities and equity	1,458,132	1,476,802

Total assets were $1,458.1 billion as at January 31, 2026, a decrease of $18.7 billion from October 31, 2025. The impact of the weaker U.S. dollar decreased assets by $23.3 billion, excluding the impact on derivative assets.
Cash and cash equivalents and interest bearing deposits with banks were relatively unchanged from the prior quarter, as higher balances held with central banks were offset by the impact of the weaker U.S. dollar.
Securities decreased $2.1 billion, with higher levels of client activity in Capital Markets more than offset by the impact of the weaker U.S. dollar.
Securities borrowed or purchased under resale agreements decreased $19.7 billion, due to lower levels of client activity in Capital Markets and the impact of the weaker U.S. dollar.
Net loans and acceptances decreased $8.6 billion, primarily due to the impact of the weaker U.S. dollar. Business and government loans and acceptances decreased $5.2 billion, with underlying loan growth more than offset by the impact of the weaker U.S. dollar. Residential mortgages decreased $1.9 billion. Consumer instalment and other personal decreased $0.9 billion and credit card balances decreased $0.5 billion.
Derivative assets increased $12.2 billion, driven by an increase in the fair value of commodity, foreign exchange and interest rate contracts.
Other assets decreased $0.4 billion, primarily due to the impact of the weaker U.S. dollar, partially offset by higher balances in Wealth Management, Corporate Services and Capital Markets.
Liabilities decreased $16.3 billion from October 31, 2025. The impact of the weaker U.S. dollar decreased liabilities by $22.3 billion, excluding the impact on derivative liabilities.
Deposits decreased $21.4 billion. Customer deposits decreased $12.0 billion, primarily due to the impact of the weaker U.S. dollar, moderately lower balances in Canadian P&C and U.S. Banking, partially offset by higher balances in Wealth Management and Capital Markets. Other deposits decreased $9.4 billion, due to the impact of the weaker U.S. dollar and lower balances in Global Markets.
Derivative liabilities increased $6.7 billion, driven by an increase in the fair value of foreign exchange, commodity and equity contracts.
Securities lent or sold under repurchase agreements decreased $2.7 billion, due to the impact of the weaker U.S. dollar, partially offset by higher levels of client activity in Capital Markets.
Other liabilities increased $1.2 billion, primarily in Capital Markets, due to higher securitization liabilities, partially offset by the impact of the weaker U.S. dollar.
Subordinated debt was relatively unchanged from the prior quarter, with no new issuances or redemptions during the quarter.
Equity decreased $2.3 billion from October 31, 2025. Accumulated other comprehensive income decreased $1.8 billion, primarily due to a decline in accumulated other comprehensive income on translation of net foreign operations, losses on cash flow hedges and remeasurement of own credit risk on financial liabilities designated at fair value. Preferred shares and other equity instruments decreased $1.3 billion, due to the redemption of our Limited Recourse Capital Notes, Series 1 (NVCC). Retained earnings increased $0.3 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments and the purchase of common shares for cancellation under the normal course issuer bid (NCIB). Common shares increased $0.3 billion.
Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

14 BMO Financial Group First Quarter Report 2026

Capital Management
BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

First Quarter 2026 Regulatory Capital Review
BMO’s Common Equity Tier 1 (CET1) Ratio was 13.1% as at January 31, 2026, a decrease from 13.3% at the end of the fourth quarter of 2025, as internal capital generation was more than offset by higher source currency risk-weighted assets (RWA) and the impact of the purchase of common shares for cancellation.
CET1 Capital was $57.8 billion as at January 31, 2026, a decrease from $58.3 billion as at October 31, 2025, with internal capital generation more than offset by the impact of common shares purchased for cancellation and the impact of foreign exchange movements.
RWA were $442.1 billion as at January 31, 2026, an increase from $437.9 billion as at October 31, 2025. RWA increased due to higher credit, market and operational risk RWA, partially offset by the impact of foreign exchange movements. The increase in credit risk RWA was primarily due to methodology and model changes, and an increase in asset size, partially offset by changes in asset quality.
In calculating regulatory capital ratios, total RWA must be increased when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at January 31, 2026, unchanged from October 31, 2025.
The bank’s Tier 1 and Total Capital Ratios were 14.8% and 16.9%, respectively, as at January 31, 2026, compared with 15.0% and 17.3%, respectively, as at October 31, 2025. The Tier 1 Capital Ratio and Total Capital Ratio were lower, due to the same factors impacting the CET1 Capital Ratio.
BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current quarter, this impact was largely offset.
Our Leverage Ratio was 4.4% as at January 31, 2026, an increase from 4.3% at the end of the fourth quarter of 2025, driven by lower leverage exposures, partially offset by lower Tier 1 Capital.
The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.1% and 8.6%, respectively, as at January 31, 2026, compared with 29.7% and 8.5%, respectively, as at October 31, 2025.

Regulatory Capital Developments
OSFI’s revised Capital Adequacy Requirements (CAR) Guideline and the Capital and Liquidity Treatment of Crypto-Asset Exposures (Banking) Guideline were effective the first quarter of fiscal 2026. These changes did not have a material impact.
On December 18, 2025, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 3.5%.
For a discussion on other regulatory developments, refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

Regulatory Capital, Leverage and Total Loss Absorbing Capacity
Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information, refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

TABLE 11
(% of risk-weighted assets or leverage exposures)	Minimum requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Minimum requirements before domestic stability buffer	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at January 31, 2026
Common Equity Tier 1 Ratio	4.5%	3.5%	na	8.0%	3.5%	11.5%	13.1%
Tier 1 Capital Ratio	6.0%	3.5%	na	9.5%	3.5%	13.0%	14.8%
Total Capital Ratio	8.0%	3.5%	na	11.5%	3.5%	15.0%	16.9%
TLAC Ratio	21.5%	na	na	21.5%	3.5%	25.0%	29.1%
Leverage Ratio	3.0%	na	0.5%	3.5%	na	3.5%	4.4%
TLAC Leverage Ratio	6.75%	na	0.5%	7.25%	na	7.25%	8.6%
(1)The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)OSFI requires all D-SIBs to hold a DSB against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.
na – not applicable

BMO Financial Group First Quarter Report 2026 15

Regulatory Capital and TLAC Position

TABLE 12
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Gross common equity (1)	77,999	79,095	79,772
Regulatory adjustments applied to common equity	(20,198)	(20,809)	(20,575)
Common Equity Tier 1 Capital (CET1)	57,801	58,286	59,197
Additional Tier 1 Eligible Capital (2)	7,706	7,706	7,787
Regulatory adjustments applied to Tier 1 Capital	(82)	(102)	(135)
Additional Tier 1 Capital (AT1)	7,624	7,604	7,652
Tier 1 Capital (T1 = CET1 + AT1)	65,425	65,890	66,849
Tier 2 Eligible Capital (3)	9,466	9,679	9,494
Regulatory adjustments applied to Tier 2 Capital	(1)	(7)	(3)
Tier 2 Capital (T2)	9,465	9,672	9,491
Total Capital (TC = T1 + T2)	74,890	75,562	76,340
Other TLAC instruments (4)	53,652	54,510	53,148
Adjustments applied to Other TLAC	(88)	(115)	(113)
Other TLAC available after adjustments	53,564	54,395	53,035
TLAC	128,454	129,957	129,375
Risk-Weighted Assets (5)	442,058	437,945	433,944
Leverage Ratio Exposures	1,488,813	1,521,813	1,529,299
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.1	13.3	13.6
Tier 1 Capital Ratio	14.8	15.0	15.4
Total Capital Ratio	16.9	17.3	17.6
TLAC Ratio	29.1	29.7	29.8
Leverage Ratio	4.4	4.3	4.4
TLAC Leverage Ratio	8.6	8.5	8.5
(1)Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

Outstanding Shares and Securities Convertible into Common Shares (1)

TABLE 13
	Number of	Amount
As at January 31, 2026	shares	(in millions)
Common shares	706,195,754	$23,708
Class B Preferred shares (2)
Series 44	16,000,000	$400
Series 50	500,000	$500
Series 52	650,000	$650
Other Equity Instruments (2)
4.800% Additional Tier 1 Capital Notes (3)		US$500
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs)		US$750
6.875% Limited Recourse Capital Notes, Series 6 (LRCNs)		US$1,000
Medium-Term Notes
3.803% Subordinated Notes due 2032		US$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150
Series M - Second Tranche		$1,000
Series N - First Tranche		$1,250
Stock options
Vested	2,706,330
Non-vested	3,148,295
(1)Details on the Medium-Term Notes are outlined in Note 16 of the audited consolidated financial statements of BMO’s 2025 Annual Report. Details on share capital and other equity instruments are outlined in Note 6 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
(2)Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares 53, Preferred Shares 54, and Preferred Shares 55 for Series 2, Series 3, Series 4, Series 5, and Series 6 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.
(3)The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

If a NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.4 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

16 BMO Financial Group First Quarter Report 2026

Other Capital Developments
On November 12, 2025, we redeemed the $1,250 million 4.300% LRCNs, Series 1 (NVCC) and the corresponding $1,250 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 48 (NVCC).
As part of the acquisition of Burgundy on November 1, 2025, we issued 2,723,726 common shares with an aggregate value of $481 million to shareholders of Burgundy.
BMO has a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares for cancellation which commenced on September 5, 2025 and ends no later than September 4, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. During the three months ended January 31, 2026, we purchased for cancellation 6.0 million common shares under the NCIB, at an average price of $178.05 per share for a total amount of $1,088 million, including tax. The bank has purchased a total of 11.8 million common shares for cancellation under the NCIB as at January 31, 2026.

Dividends
On February 25, 2026, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.67 per share, unchanged from the prior quarter and an $0.08 increase from the prior year. The dividend is payable on May 26, 2026 to shareholders of record on April 29, 2026. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).
Common shares under the DRIP are purchased on the open market without a discount.
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution
This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Operating Segments Performance Review
How BMO Reports Operating Segments Results
BMO reports financial results for its four operating segments, Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segments results include allocations from Corporate Services for treasury-related revenue, corporate and T&O expenses, taxes and capital.
BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our allocation methodologies at least annually and update these as appropriate.
Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, including risk-weighted assets and capital deductions. Effective the first quarter of fiscal 2026, the allocation approach was updated, primarily to reflect an increase in the capital allocation rate to 12.5% of risk-weighted assets, compared with 12.0% in fiscal 2025. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually and update these as appropriate.
Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. In addition, revenue and expense allocations, including between operating segments, are updated to more accurately align with these priorities. Results for prior periods are reclassified to conform with the current period’s presentation.
We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb). Similar to many banks, BMO analyzes revenue on a teb basis at the operating segment level. Net interest income, total revenue and provision for (recovery of) income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources, and are reflected in the key performance metrics. The offset to the segment teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for (recovery of) income taxes.

Caution
This How BMO Reports Operating Segments Results section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.
BMO Financial Group First Quarter Report 2026 17

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 14
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Net interest income	2,523	2,464	2,385
Non-interest revenue	735	638	658
Total revenue	3,258	3,102	3,043
Provision for credit losses on impaired loans	497	496	491
Provision for credit losses on performing loans	18	153	51
Total provision for credit losses (PCL)	515	649	542
Non-interest expense	1,437	1,445	1,293
Income before income taxes	1,306	1,008	1,208
Provision for income taxes	358	275	331
Reported net income	948	733	877
Dividends on preferred shares and distributions on other equity instruments	13	11	12
Net income available to common shareholders	935	722	865
Amortization of acquisition-related intangible assets (2)	3	48	3
Adjusted net income	951	781	880
Adjusted net income available to common shareholders	938	770	868
Adjusted non-interest expense	1,433	1,377	1,289
Key Performance Metrics
Personal and Business Banking revenue	2,306	2,194	2,179
Commercial Banking revenue	952	908	864
Return on equity (%) (3) (4)	22.6	16.9	20.8
Adjusted return on equity (%) (3) (4)	22.7	18.1	20.9
Operating leverage (%)	(4.1)	(2.7)	3.7
Adjusted operating leverage (%)	(4.1)	0.7	3.6
Efficiency ratio (%)	44.1	46.6	42.5
Adjusted efficiency ratio (%)	44.0	44.4	42.3
PCL on impaired loans-to-average net loans and acceptances (%) (4)	0.58	0.58	0.58
Net interest margin on average earning assets (%)	2.90	2.84	2.79
Average earning assets	344,866	344,411	339,325
Average gross loans and acceptances	343,093	342,659	337,611
Average deposits	311,425	312,344	313,950
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense. Q4-2025 included a $64 million impairment related to AIR MILES.
(3)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(4)Return on equity and PCL ratios are presented on an annualized basis.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2026 vs. Q1 2025
Canadian P&C reported net income was $948 million, an increase of $71 million or 8% from the prior year.
Total revenue was $3,258 million, an increase of $215 million or 7% from the prior year. Net interest income increased $138 million or 6%, primarily due to higher net interest margin and higher balances. Non-interest revenue increased $77 million or 12%, primarily due to above-trend card fee revenue in Personal and Business Banking due to revised future redemption assumptions in the current quarter, as well as higher gains on investments in our Commercial Banking business and higher mutual fund distribution fee revenue. Net interest margin of 2.90% increased 11 basis points from the prior year, primarily due to higher deposit and loan margins, partially offset by a change in product mix.
Personal and Business Banking revenue increased $127 million or 6% and Commercial Banking revenue increased $88 million or 10%, both due to higher net interest income and higher non-interest revenue.
Total provision for credit losses was $515 million, a decrease of $27 million from the prior year. The provision for credit losses on impaired loans was $497 million, an increase of $6 million, with higher provisions in Personal and Business Banking, partially offset by lower provisions in Commercial Banking. There was a $18 million provision for credit losses on performing loans in the current quarter, compared with a $51 million provision in the prior year.
Non-interest expense was $1,437 million, an increase of $144 million or 11% from the prior year, reflecting higher employee-related expenses, including severance, and higher technology costs.
Average gross loans and acceptances increased $5.5 billion or 2% from the prior year to $343.1 billion. Personal and Business Banking loan balances increased 2%, primarily reflecting growth in residential mortgages. Commercial Banking loan balances increased 2% and credit card balances decreased 6%. Average deposits decreased $2.5 billion or 1% from the prior year to $311.4 billion, with lower term deposits, partially offset by higher operating deposits. Personal and Business Banking deposits decreased 3% and Commercial Banking deposits increased 4%.

Q1 2026 vs. Q4 2025
Reported net income increased $215 million or 29% from the prior quarter.
Total revenue increased $156 million or 5% from the prior quarter. Net interest income increased $59 million or 2%, primarily due to higher net interest margin. Non-interest revenue increased $97 million or 15% from the prior quarter, primarily due to above-trend card fee revenue noted above, and higher gains on investments in our commercial business. Net interest margin of 2.90% increased 6 basis points from the prior quarter, primarily due to higher deposit margins.
Personal and Business Banking revenue increased $112 million or 5% and Commercial Banking revenue increased $44 million or 5%, both due to higher net interest income and higher non-interest revenue.
18 BMO Financial Group First Quarter Report 2026

Total provision for credit losses decreased $134 million from the prior quarter, largely due to a lower provision on performing loans, while the provision on impaired loans was relatively unchanged.
Non-interest expense decreased $8 million or 1% from the prior quarter, primarily due to lower amortization of acquisition-related intangible assets reflecting an impairment related to AIR MILES in the prior quarter, partially offset by higher employee-related expenses, including severance and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.
Average gross loans and acceptances increased $0.4 billion from the prior quarter. Average deposits decreased $0.9 billion from the prior quarter as strong growth in operating deposits was more than offset by lower term deposits. Personal and Business Banking deposits decreased 1% and Commercial Banking deposits increased 1%.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

U.S. Banking (1)

TABLE 15
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Net interest income (teb) (2)	2,267	2,234	2,322
Non-interest revenue	629	641	642
Total revenue (teb) (2)	2,896	2,875	2,964
Provision for credit losses on impaired loans	202	209	312
Provision (recovery of provision) for credit losses on performing loans	17	(90)	102
Total provision for credit losses (PCL)	219	119	414
Non-interest expense	1,734	1,719	1,752
Income before income taxes	943	1,037	798
Provision for income taxes (teb) (2)	201	230	163
Reported net income	742	807	635
Dividends on preferred shares and distributions on other equity instruments	14	15	15
Net income (loss) attributable to non-controlling interest in subsidiaries	(2)	7	–
Net income available to common shareholders	730	785	620
Amortization of acquisition-related intangible assets (3)	60	64	72
Adjusted net income	802	871	707
Adjusted net income available to common shareholders	790	849	692
Adjusted non-interest expense	1,653	1,634	1,655
Average earning assets	224,843	229,046	243,645
Average gross loans and acceptances	215,479	218,999	232,078
Average deposits	235,206	236,483	257,741

(US$ equivalent in millions)
Net interest income (teb) (2)	1,648	1,609	1,623
Non-interest revenue	457	463	449
Total revenue (teb) (2)	2,105	2,072	2,072
Provision for credit losses on impaired loans	148	151	217
Provision (recovery of provision) for credit losses on performing loans	12	(65)	70
Total provision for credit losses	160	86	287
Non-interest expense	1,260	1,238	1,225
Income before income taxes	685	748	560
Provision for income taxes (teb) (2)	146	166	114
Reported net income	539	582	446
Dividends on preferred shares and distributions on other equity instruments	10	11	11
Net income (loss) attributable to non-controlling interest in subsidiaries	(1)	5	–
Net income available to common shareholders	530	566	435
Amortization of acquisition-related intangible assets (3)	44	45	50
Adjusted net income	583	627	496
Adjusted net income available to common shareholders	574	611	485
Adjusted non-interest expense	1,201	1,178	1,157
Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	754	753	715
Commercial Banking revenue	1,134	1,100	1,156
Private Wealth revenue	217	219	201
Return on equity (%) (4) (5)	7.9	8.5	6.5
Adjusted return on equity (%) (4) (5)	8.5	9.2	7.2
Operating leverage (%)	(1.3)	4.4	3.8
Adjusted operating leverage (%)	(2.2)	3.6	3.2
Efficiency ratio (%)	59.9	59.8	59.1
Adjusted efficiency ratio (%)	57.1	56.9	55.9
Net interest margin on average earning assets (%)	4.00	3.87	3.78
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.38	0.38	0.54
Average earning assets	163,417	164,942	170,348
Average gross loans and acceptances	156,612	157,706	162,258
Average deposits	170,947	170,295	180,205
Assets under administration (6)	125,263	104,368	103,501
Assets under management (6)	85,751	83,036	70,469
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $7 million in Q1-2026, $8 million in Q4-2025 and $9 million in Q1-2025 are offset in Corporate Services. On a source currency basis: US$5 million in Q1-2026, US$6 million in both Q4-2025 and Q1-2025.
BMO Financial Group First Quarter Report 2026 19

(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense. On a source currency basis: US$59 million in Q1-2026, US$60 million in Q4-2025, and US$68 million in Q1-2025.
(4)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(5)Return on equity and PCL ratios are presented on an annualized basis.
(6)Relates to Private Wealth. Assets under administration excludes assets under custody.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2026 vs. Q1 2025
U.S. Banking reported net income was $742 million, an increase of $107 million or 17% from the prior year. The impact of the weaker U.S. dollar decreased net income by 5%, and revenue and expenses by 4%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income was $539 million, an increase of $93 million or 21% from the prior year.
Total revenue was $2,105 million, an increase of $33 million or 2% from the prior year. Net interest income increased $25 million or 2%, due to higher net interest margin, partially offset by lower balances. Non-interest revenue increased $8 million or 2% from the prior year, primarily due to higher investment management, deposit and advisory fee revenue, partially offset by lower lending fee revenue. Net interest margin of 4.00% increased 22 basis points, primarily due to higher deposit margins, partially offset by lower deposit balances.
Personal and Business Banking revenue increased $39 million or 5%, primarily due to higher net interest income. Commercial Banking revenue decreased $22 million or 2%, primarily due to lower net interest income. Private Wealth revenue increased $16 million or 8%, primarily due to higher non-interest revenue.
Total provision for credit losses was $160 million, a decrease of $127 million from the prior year. The provision for credit losses on impaired loans was $148 million, a decrease of $69 million, largely due to lower provisions in Commercial Banking. There was a $12 million provision for credit losses on performing loans in the current quarter, compared with a $70 million provision in the prior year.
Non-interest expense was $1,260 million, an increase of $35 million or 3% from the prior year, primarily due to higher employee-related expenses, including severance and investments in talent.
Average gross loans and acceptances decreased $5.7 billion or 3% from the prior year to $156.6 billion. Commercial Banking balances decreased 6% reflecting balance sheet optimization initiatives, with Personal and Business Banking balances relatively unchanged from the prior year. Private Wealth balances increased 10%. Average total deposits decreased $9.3 billion or 5% from the prior year to $170.9 billion, driven by lower term deposits. Personal and Business Banking deposits decreased 8%, Commercial Banking deposits decreased 2% and Private Wealth deposits decreased 5%.
Assets under management increased $15.3 billion or 22% from the prior year to $85.8 billion, driven by stronger markets and higher client assets. Assets under administration increased $21.8 billion or 21% to $125.3 billion, primarily driven by stronger markets.

Q1 2026 vs. Q4 2025
Reported net income decreased $65 million or 8% from the prior quarter. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income decreased $43 million or 7% from the prior quarter.
Total revenue increased $33 million or 2% from the prior quarter. Net interest income increased $39 million or 2%, primarily due to higher net interest margin. Non-interest revenue was relatively unchanged from the prior quarter. Net interest margin increased 13 basis points, primarily due to higher deposit and loan margins.
Commercial Banking revenue increased $34 million or 3%, due to higher net interest income, partially offset by lower non-interest revenue, with Personal and Business Banking and Private Wealth revenue relatively unchanged from the prior quarter.
Total provision for credit losses increased $74 million from the prior quarter, largely due to higher provisions on performing loans. The provision for credit losses on impaired loans decreased $3 million, with lower provisions in Commercial banking partially offset by higher provisions in Personal and Business Banking. There was a $12 million provision for credit losses on performing loans in the current quarter, compared with a $65 million recovery in the prior quarter.
Non-interest expense increased $22 million or 2% from the prior quarter, primarily due to higher employee-related expenses, including severance and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, and higher technology costs, partially offset by lower advertising costs.
Average gross loans and acceptances decreased $1.1 billion or 1% from the prior quarter, due to lower Commercial Banking and Personal and Business Banking balances. Average total deposits were relatively unchanged from the prior quarter. Commercial Banking deposits increased 3% and Personal and Business Banking deposits decreased 2%, with Private Wealth deposits relatively unchanged.
Assets under management increased $2.7 billion or 3%, driven by stronger markets and higher client assets. Assets under administration increased $20.9 billion or 20%, due to stronger markets.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

20 BMO Financial Group First Quarter Report 2026

Wealth Management (1)

TABLE 16
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Net interest income	290	274	238
Non-interest revenue	1,210	1,168	1,082
Total revenue	1,500	1,442	1,320
Provision for credit losses on impaired loans	2	5	1
Provision (recovery of provision) for credit losses on performing loans	(4)	(1)	(1)
Total provision (recovery of provision) for credit losses (PCL)	(2)	4	–
Non-interest expense	1,030	908	883
Income before income taxes	472	530	437
Provision for income taxes	120	131	109
Reported net income	352	399	328
Dividends on preferred shares and distributions on other equity instruments	2	2	2
Net income available to common shareholders	350	397	326
Acquisition and integration costs (2)	7	1	–
Amortization of acquisition-related intangible assets (3)	5	–	–
Change in fair value of contingent consideration (4)	16	–	–
Adjusted net income	380	400	328
Adjusted net income available to common shareholders	378	398	326
Adjusted total revenue	1,516	1,442	1,320
Adjusted non-interest expense	1,015	906	883
Key Performance Metrics
Wealth and Asset Management reported net income	273	320	245
Wealth and Asset Management adjusted net income	301	321	245
Insurance reported net income	79	79	83
Return on equity (%) (5) (6)	33.1	51.7	42.5
Adjusted return on equity (%) (5) (6)	35.7	52.0	42.5
Efficiency ratio (%)	68.7	63.0	66.8
Adjusted efficiency ratio (%)	66.9	62.9	66.8
Operating leverage (%)	(3.1)	4.8	10.8
Adjusted operating leverage (%)	(0.2)	5.1	10.8
PCL on impaired loans-to-average net loans and acceptances (%) (6)	0.03	0.06	0.01
Average assets	56,164	53,776	52,550
Average gross loans and acceptances	30,802	30,400	29,702
Average deposits	57,405	54,324	49,936
Assets under administration (7)	288,269	282,258	256,092
Assets under management	430,512	390,282	348,338
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Acquisition and integration costs related to the acquisition of Burgundy, recorded in non-interest expense.
(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense.
(4)Change in fair value of contingent consideration related to the acquisition of Burgundy, recorded in non-interest revenue.
(5)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(6)Return on equity and PCL ratios are presented on an annualized basis.
(7)Certain assets under management that are also administered by the bank are included in assets under administration.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2026 vs. Q1 2025
Wealth Management reported net income was $352 million, an increase of $24 million or 7% from the prior year. Wealth and Asset Management net income was $273 million, an increase of $28 million or 11%, and Insurance net income was $79 million, a decrease of $4 million or 5%.
Total revenue was $1,500 million, an increase of $180 million or 14% from the prior year. Revenue in Wealth and Asset Management was $1,372 million, an increase of $186 million or 16%, primarily due to the impact of stronger global markets and net sales, growth in deposit and loan balances and the inclusion of Burgundy, partially offset by a change in fair value of contingent consideration related to the acquisition. Insurance revenue was $128 million, a decrease of $6 million or 4%, due to lower service results, partially offset by higher investment results driven by effective portfolio optimization.
Total recovery of the provision for credit losses was $2 million, compared with nil in the prior year.
Non-interest expense was $1,030 million, an increase of $147 million or 17%, primarily due to higher employee-related expenses, including higher revenue-based costs and severance, and the impact of Burgundy.
Assets under management increased $82.2 billion or 24% from the prior year to $430.5 billion, primarily due to stronger global markets and higher client assets, as well as the inclusion of Burgundy. Assets under administration increased $32.2 billion or 13% to $288.3 billion, primarily driven by stronger global markets. Average gross loans increased 4% and average deposits increased 15%.

Q1 2026 vs. Q4 2025
Reported net income decreased $47 million or 12% from the prior quarter. Wealth and Asset Management reported net income decreased $47 million or 15% from the prior quarter, and Insurance net income was relatively unchanged.
Total revenue increased $58 million or 4% from the prior quarter. Revenue in Wealth and Asset Management increased $59 million or 5%, primarily due to the inclusion of Burgundy, stronger global markets and good growth in deposit and loan balances, partially offset by the change in fair value of contingent consideration noted above. Insurance revenue was relatively unchanged.
Total recovery of the provision for credit losses was $2 million, compared with a provision of $4 million in the prior quarter.
BMO Financial Group First Quarter Report 2026 21

Non-interest expense increased $122 million or 13%, primarily due to higher employee-related expenses, including stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year and severance, as well as the impact of Burgundy.
Assets under management increased $40.2 billion or 10%, due to the inclusion of Burgundy, higher client assets and stronger global markets. Assets under administration increased $6.0 billion or 2%, due to stronger global markets. Average gross loans increased 1% and average deposits increased 6%.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

Capital Markets (1)

TABLE 17
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Net interest income (teb) (2)	700	580	699
Non-interest revenue	1,512	1,239	1,374
Total revenue (teb) (2)	2,212	1,819	2,073
Provision for credit losses on impaired loans	29	37	35
Provision (recovery of provision) for credit losses on performing loans	(21)	(39)	11
Total provision (recovery of provision) for credit losses (PCL)	8	(2)	46
Non-interest expense	1,324	1,120	1,251
Income before income taxes	880	701	776
Provision for income taxes (teb) (2)	223	176	187
Reported net income	657	525	589
Dividends on preferred shares and distributions on other equity instruments	15	10	10
Net income available to common shareholders	642	515	579
Amortization of acquisition-related intangible assets (3)	3	11	4
Adjusted net income	660	536	593
Adjusted net income available to common shareholders	645	526	583
Adjusted non-interest expense	1,319	1,105	1,246
Key Performance Metrics
Global Markets revenue	1,440	1,037	1,363
Investment and Corporate Banking revenue	772	782	710
Return on equity (%) (4) (5)	16.7	14.5	17.0
Adjusted return on equity (%) (4) (5)	16.8	14.8	17.1
Operating leverage (teb) (%)	0.8	10.4	18.1
Adjusted operating leverage (teb) (%)	0.7	9.3	16.5
Efficiency ratio (teb) (%)	59.9	61.5	60.4
Adjusted efficiency ratio (teb) (%)	59.7	60.7	60.1
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.14	0.18	0.16
Average assets	593,769	548,583	578,952
Average gross loans and acceptances	86,972	85,586	86,575
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	816	635	778
Non-interest expense	475	417	441
Reported net income	249	168	241
Adjusted non-interest expense	473	414	439
Adjusted net income	251	170	243
Average assets	204,563	187,111	201,230
Average gross loans and acceptances	35,298	33,067	31,763
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $2 million in Q1-2026, $2 million in Q4-2025, and $nil in Q1-2025 are offset in Corporate Services.
(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense. Q4-2025 included an impairment related to Radicle of $10 million.
(4)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(5)Return on equity and PCL ratios are presented on an annualized basis.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2026 vs. Q1 2025
Capital Markets reported net income was $657 million, an increase of $68 million or 11% from the prior year. The impact of the weaker U.S. dollar decreased net income by 3%, and revenue and non-interest expense by 2%, respectively.
Total revenue was $2,212 million, an increase of $139 million or 7% from the prior year. Global Markets revenue increased $77 million or 6%, primarily due to higher equities trading revenue, partially offset by the impact of the weaker U.S. dollar. Investment and Corporate Banking revenue increased $62 million or 9%, primarily due to higher advisory fee revenue, partially offset by the impact of the weaker U.S. dollar.
Total provision for credit losses was $8 million, compared with a $46 million provision in the prior year. The provision for credit losses on impaired loans was $29 million, a decrease of $6 million from the prior year. There was a $21 million recovery of the provision for credit losses on performing loans in the current quarter, compared with an $11 million provision in the prior year.
Non-interest expense was $1,324 million, an increase of $73 million or 6% from the prior year, driven by higher employee-related expenses, including higher performance-based compensation and severance, partially offset by the impact of the weaker U.S. dollar.
Average gross loans and acceptances of $86.9 billion increased $0.4 billion from the prior year.

22 BMO Financial Group First Quarter Report 2026

Q1 2026 vs. Q4 2025
Reported net income increased $132 million or 25% from the prior quarter.
Total revenue increased $393 million or 22% from the prior quarter. Global Markets revenue increased $403 million or 39%, primarily due to higher trading revenue from strong client activity. Investment and Corporate Banking revenue decreased $10 million or 1%, primarily due to lower debt underwriting revenue, partially offset by higher corporate banking and advisory fee revenue.
Total provision for credit losses was $8 million, compared with a $2 million recovery of the provision for credit losses in the prior quarter. The provision for credit losses on impaired loans decreased $8 million from the prior quarter. There was a $21 million recovery of the provision on performing loans in the current quarter, compared with a $39 million recovery in the prior quarter.
Non-interest expense increased $204 million or 18% from the prior quarter, driven by higher employee-related expenses, including higher performance-based compensation, the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and severance.
Average gross loans and acceptances increased $1.4 billion or 2% from the prior quarter.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

Corporate Services (1)

TABLE 18
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q1-2025
Net interest income before segment teb offset	(128)	(46)	(237)
Segment teb offset	(9)	(10)	(9)
Net interest income (teb)	(137)	(56)	(246)
Non-interest revenue	95	159	112
Total revenue (teb)	(42)	103	(134)
Provision for credit losses on impaired loans	9	3	20
Recovery of provision for credit losses on performing loans	(3)	(18)	(11)
Total provision (recovery of provision) for credit losses	6	(15)	9
Non-interest expense	228	364	248
Loss before income taxes	(276)	(246)	(391)
Recovery of income taxes (teb)	(66)	(77)	(100)
Reported net loss	(210)	(169)	(291)
Dividends on preferred shares and distributions on other equity instruments	37	125	26
Net income attributable to non-controlling interest in subsidiaries	1	–	4
Net loss available to common shareholders	(248)	(294)	(321)
Acquisition and integration costs (2)	–	2	7
Impact of divestitures	3	102	–
FDIC special assessment	(35)	(9)	(5)
Impact of alignment of accounting policies	–	–	70
Adjusted net loss	(242)	(74)	(219)
Adjusted net loss available to common shareholders	(280)	(199)	(249)
Adjusted non-interest expense	271	272	149
U.S. Business Select Financial Data (US$ in millions)
Total revenue	(27)	–	(19)
Total provision (recovery of provision) for credit losses	–	(3)	4
Non-interest expense	90	174	57
Recovery of income taxes (teb)	(44)	(37)	(32)
Reported net loss	(73)	(134)	(48)
Adjusted non-interest expense	122	108	21
Adjusted net loss	(97)	(66)	(22)
(1)Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(3)Segment taxable equivalent basis (teb) offset amounts recorded in net interest income, total revenue and provision for (recovery of) income taxes: $9 million in Q1-2026, $10 million in Q4-2025 and $9 million in Q1-2025.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2026 vs. Q1 2025
Corporate Services reported net loss was $210 million, compared with reported net loss of $291 million in the prior year, with the change primarily reflecting the impact of aligning accounting policies for employee vacation across legal entities in the prior year and the benefit of a larger partial reversal of the FDIC special assessment in the current quarter.
Adjusted net loss was $242 million, compared with adjusted net loss of $219 million in the prior year, with the change primarily driven by higher expenses reflecting higher employee-related expenses, including severance, partially offset by higher treasury-related revenue.

Q1 2026 vs. Q4 2025
Reported net loss was $210 million, compared with reported net loss of $169 million in the prior quarter, and adjusted net loss was $242 million, compared with adjusted net loss of $74 million in the prior quarter.
Reported net loss included the impact of the larger partial reversal of the FDIC special assessment. The higher adjusted net loss primarily reflected lower treasury-related revenue. Expenses were relatively unchanged from the prior quarter, with lower premises and technology costs and professional fees, offset by higher employee-related expenses reflecting severance and the seasonal impact of employee benefits.
BMO Financial Group First Quarter Report 2026 23

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

Summary Quarterly Earnings Trends (1)

TABLE 19
(Canadian $ in millions, except as noted)	Q1-2026	Q4-2025	Q3-2025	Q2-2025	Q1-2025	Q4-2024	Q3-2024	Q2-2024
Net interest income	5,643	5,496	5,496	5,097	5,398	5,438	4,794	4,515
Non-interest revenue	4,181	3,845	3,492	3,582	3,868	3,519	3,398	3,459
Revenue	9,824	9,341	8,988	8,679	9,266	8,957	8,192	7,974
Provision for credit losses on impaired loans	739	750	773	765	859	1,107	828	658
Provision for credit losses on performing loans	7	5	24	289	152	416	78	47
Total provision for credit losses	746	755	797	1,054	1,011	1,523	906	705
Non-interest expense	5,753	5,556	5,105	5,019	5,427	4,427	4,839	4,844
Income before income taxes	3,325	3,030	3,086	2,606	2,828	3,007	2,447	2,425
Provision for income taxes	836	735	756	644	690	703	582	559
Reported net income (see below)	2,489	2,295	2,330	1,962	2,138	2,304	1,865	1,866
Acquisition and integration costs/reversal	7	3	4	(1)	7	27	19	26
Amortization of acquisition-related intangible assets	71	123	69	81	79	92	79	79
Change in fair value of contingent consideration	16	–	–	–	–	–	–	–
Impact of divestitures	3	102	–	–	–	–	–	–
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	(870)	13	12
FDIC special assessment	(35)	(9)	(4)	4	(5)	(11)	5	50
Impact of alignment of accounting policies	–	–	–	–	70	–	–	–
Adjusted net income	2,551	2,514	2,399	2,046	2,289	1,542	1,981	2,033
Operating Segment Reported Revenue (2)
Canadian P&C	3,258	3,102	3,076	2,953	3,043	2,913	2,888	2,799
U.S. Banking	2,896	2,875	2,830	2,814	2,964	2,735	2,722	2,639
Wealth Management	1,500	1,442	1,365	1,263	1,320	1,240	1,190	1,163
Capital Markets	2,212	1,819	1,776	1,779	2,073	1,600	1,666	1,661
Corporate Services	(42)	103	(59)	(130)	(134)	469	(274)	(288)
Total revenue	9,824	9,341	8,988	8,679	9,266	8,957	8,192	7,974
Key Performance Metrics
Diluted earnings per share ($) (3)	3.39	2.97	3.14	2.50	2.83	2.94	2.48	2.36
Adjusted diluted earnings per share ($)	3.48	3.28	3.23	2.62	3.04	1.90	2.64	2.59
Total PCL-to-average net loans and acceptances (annualized) (%)	0.44	0.44	0.47	0.63	0.58	0.91	0.54	0.44
Effective tax rate (%)	25.2	24.2	24.5	24.7	24.4	23.4	23.8	23.1
Adjusted effective tax rate (%)	25.0	23.6	24.5	24.7	24.5	21.7	23.9	23.3
Canadian/U.S. dollar average exchange rate ($)	1.3759	1.3887	1.3730	1.4203	1.4303	1.3641	1.3705	1.3625
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information on adjusting items, refer to the Non-GAAP and Other Financial Measures sections in both this document and BMO’s 2025 Annual Report. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.
(2)Operating segment revenue, net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the segments’ teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Segments Results section.
(3)Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non‑GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire, which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. Economic conditions, such as evolving trade policies and global events may also impact our results and the markets in which we operate. The table above outlines summary results for the second quarter of fiscal 2024 through the first quarter of fiscal 2026.
A number of adjusting items impacted reported results in certain quarters. The first quarter of fiscal 2026 included a change in the fair value of contingent consideration related to the acquisition of Burgundy. The fourth quarter of fiscal 2025 included a write-down of goodwill related to the announced sale of certain U.S. branches. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. All periods were impacted by an FDIC special assessment charge and reversal of prior charges, acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.
Financial performance benefitted from the strength and diversification of our businesses, with improving revenue trends.
Revenue growth in Canadian P&C reflected good customer acquisition, volume growth and higher net interest margin. U.S. Banking revenue was impacted by muted industry loan demand and balance sheet optimization activities, with the past five quarters benefitting from higher net interest margin and higher fee revenue. Wealth Management revenue benefitted from stronger global markets and steady growth in client assets and balance sheet growth, as well as the inclusion of Burgundy beginning the first quarter of fiscal 2026. Insurance revenue is subject to variability resulting from market-related impacts. Capital Markets revenue, which is largely driven by market conditions that affect client activity, continued to benefit from robust trading activity from strong client flows, as well as improvement in equity underwriting and advisory activity in recent quarters.
Provisions for credit losses on impaired loans can vary depending on the economic environment and specific client circumstances. Provisions for credit losses on impaired loans increased in fiscal 2024, reflecting the impact of prolonged higher interest rates, tightening credit conditions and shifting consumer demand. In fiscal 2025 and fiscal 2026, provisions for credit losses on impaired loans moderated and have remained relatively stable
24 BMO Financial Group First Quarter Report 2026

over the past five quarters with lower provisions in U.S. Banking and Capital Markets, offset by higher provisions in Canadian P&C. Provisions on performing loans were impacted by the macroeconomic outlook, credit migration and loan growth. In fiscal 2024 and the first half of fiscal 2025, the bank added provisions on performing loans reflecting credit migration and uncertainty in credit conditions, with overall provisions during the past three quarters remaining stable, as the impact of credit migration was largely offset by improvements in the macroeconomic outlook.
Non-interest expense was impacted by the specific items in certain quarters noted above, and reflected disciplined expense management, while we continue to invest in our business to drive revenue growth. Expense growth has largely been driven by employee-related expenses and technology costs. The first quarter of fiscal 2026 included severance costs associated with advancing operational efficiencies across the enterprise.
The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income; and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024 and the implementation of the global minimum tax rules beginning the first quarter of fiscal 2025.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trend section.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer these services to our preferred customers. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.
The bank’s policies and procedures for related party transactions did not materially change from October 31, 2025, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.

Off-Balance Sheet Arrangements
We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2025 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customers’ needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2025.

Accounting Policies and Critical Accounting Estimates and Judgments
Material accounting policies are described in BMO’s 2025 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2025, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses
The allowance for credit losses (ACL) primarily consists of allowances for impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances for performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on four economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. Determining a significant increase in credit risk involves consideration of many different factors that will vary by product and risk segment. The principal factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. In the current quarter, we applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, with the impact of any such change recorded in future periods.
In establishing our allowance for performing loans, we attach probability weightings to economic scenarios that are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all of which have been developed by our Economics group.

BMO Financial Group First Quarter Report 2026 25

When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.
Our total allowance for credit losses as at January 31, 2026, was $5,753 million ($5,739 million as at October 31, 2025) and comprised an allowance on performing loans of $4,609 million and an allowance on impaired loans of $1,144 million ($4,709 million and $1,030 million, respectively, as at October 31, 2025). The allowance on performing loans decreased $100 million from the fourth quarter of 2025, primarily driven by movements in foreign exchange rates, lower balances in certain portfolios and improvement in the macroeconomic scenarios, partially offset by portfolio credit migration.
Information on the Provision for Credit Losses for the three months ended January 31, 2026, can be found in the Total Provision for Credit Losses section.
For additional information, refer to the Risk Management section, Allowance for Credit Losses section of BMO’s 2025 Annual Report, Note 3 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.
This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Disclosure for Global Systemically Important Banks (G-SIB)
As a domestic systemically important bank (D-SIB), OSFI requires that we disclose on an annual basis the 13 indicators comprising the assessment methodology of Global Systemically Important Banks (G-SIB). These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. As required under the current methodology, which is integrated in the Basel Committee on Banking Supervision (BCBS) consolidated Basel Framework, the indicators are calculated based on specific instructions, and as a result, the measures used may not be based on the most recent version of Basel III framework. Therefore, values may not be consistent with other measures used in this report. Based on fiscal 2024 indicators, the bank was not designated as a G-SIB in the most recent assessment issued by the Financial Stability Board (FSB) in November 2025. If the bank were designated as a G-SIB in the future, the bank's capital ratio requirements would include the higher of the D-SIB and G-SIB surcharges, both of which are currently set at 1%, and the higher of the D-SIB and G-SIB leverage buffer requirements, both of which are currently set at 0.5%. In addition, the bank may be subject to increased supervisory expectations and requirements.
Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group, or as otherwise specified by the assessment methodology. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.
The table below provides the fiscal year-end data of the 13 indicators for the bank. During fiscal 2025, notional amounts of over-the-counter derivatives decreased, primarily driven by the compressions of centrally-cleared notionals, as well as the natural run-off of positions across the portfolio. The securities outstanding increased, primarily driven by BMO common share price appreciation. The higher underwritten transactions were primarily due to favourable market conditions. Other year-over-year movements in indicators reflect normal changes in business activity.

TABLE 20
(Canadian $ in millions)	Indicators	As at October 31
		2025 (1)	2024
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	802,959	787,081
	2. Cross-jurisdictional liabilities	732,465	707,844
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,555,645	1,514,998
C. Interconnectedness	4. Intra-financial system assets	191,907	191,887
	5. Intra-financial system liabilities	80,071	80,702
	6. Securities outstanding	383,818	348,447
D. Substitutability/Financial institution infrastructure	7. Payments activity (2)	41,815,459	38,624,267
	8. Assets under custody	436,356	409,334
	9. Underwritten transactions in debt and equity markets	172,983	143,176
	10. Trading volume (includes the two sub indicators)
	Trading volume fixed income sub indicator	2,502,576	2,813,092
	Trading volume equities and other securities sub indicator	4,902,969	5,912,720
E. Complexity	11. Notional amount of over-the-counter (OTC) derivatives	19,050,126	22,857,725
	12. Trading, FVTPL and FVOCI securities (3)	80,748	79,820
	13. Level 3 assets	7,848	7,148
(1)The fiscal 2025 indicator values are subject to regulatory review following the date of this report. Should any revisions be required as a result of that review, an update with revised indicators will be published in accordance with the applicable regulatory disclosure requirements.
(2)Included intercompany transactions that are cleared through a correspondent bank.
(3)FVTPL: Fair value through profit or loss; FVOCI: Fair value through other comprehensive income.

Future Changes in Accounting Policies
We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
26 BMO Financial Group First Quarter Report 2026

Other Regulatory Developments
We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this document.
For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Compliance Risk section of BMO’s 2025 Annual Report.

Liquidity Adequacy Requirement
In January 2026, OSFI published its final Liquidity Adequacy Requirements (LAR) Guideline for fiscal 2026, which comes into effect on May 1, 2026. The changes primarily relate to retail deposit categorization with updated guidance on the retail structured products and their treatment under LAR. These changes are not expected to have a material impact on our liquidity and funding practices.

U.S. Federal Deposit Insurance Corporation Assessment
In November 2023, the U.S. Federal Deposit Insurance Corporation (FDIC) approved the final rule to implement the special assessment on depository institutions to recover the losses incurred in the deposit insurance fund that were attributable to the protection of uninsured depositors of Silicon Valley Bank and Signature Bank. In the first quarter of fiscal 2026, we recorded a reversal of $35 million ($47 million pre-tax) in non-interest expense reflecting an updated FDIC assessment, indicating reduced losses subject to the special assessment.

Risk Management
BMO’s risk management policies and processes, designed to identify, assess, measure, manage and report its credit and counterparty, market, liquidity and funding, operational non-financial, including artificial intelligence, cyber, information and other technology-related risks, legal and regulatory compliance, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report.

Top and Emerging Risks That May Affect Future Results
BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report. These risks have the potential to materially impact BMO’s financial results, our operational efficiency, strategic direction or reputation. We continue to monitor the environment in which the bank operates, in order to identify and respond to any adverse developments, such as changes in general economic conditions and trade disputes, and take appropriate steps to reduce the impact on our results. For developments on general economic conditions and trade disputes, refer to the Economic Developments and Outlook section.

Real Estate Secured Lending
Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

TABLE 21
(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at January 31, 2026	162,052	38,754	200,806	13,871	214,677
As at October 31, 2025	162,340	38,089	200,429	13,969	214,398

Residential Mortgages (1)

TABLE 22
	As at January 31, 2026					As at October 31, 2025
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,227	4,090	7,317	3.8%	69%	3,274	4,024	7,298	3.7%	70%
Quebec	7,801	13,236	21,037	10.8%	70%	8,145	13,427	21,572	11.0%	70%
Ontario	14,562	69,261	83,823	43.2%	70%	14,495	68,506	83,001	42.3%	70%
Alberta	9,092	8,568	17,660	9.1%	71%	9,234	8,546	17,780	9.1%	72%
British Columbia	4,244	24,291	28,535	14.7%	68%	4,303	24,663	28,966	14.8%	69%
All other Canada	2,073	1,607	3,680	1.9%	72%	2,109	1,614	3,723	1.9%	72%
Total Canada	40,999	121,053	162,052	83.5%	70%	41,560	120,780	162,340	82.8%	70%
United States	58	31,979	32,037	16.5%	72%	60	33,633	33,693	17.2%	73%
Total	41,057	153,032	194,089	100%	70%	41,620	154,413	196,033	100%	71%
(1)Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
BMO Financial Group First Quarter Report 2026 27

(2)Region is based upon address of the property mortgaged.
(3)Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

Home Equity Lines of Credit (1)

TABLE 23
	As at January 31, 2026					As at October 31, 2025
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,181	2.0%	2,238	1.8%	67%	1,149	2.0%	2,180	1.8%	67%
Quebec	9,483	16.0%	19,354	16.0%	71%	9,364	15.9%	19,123	15.8%	71%
Ontario	26,404	44.7%	49,441	40.8%	66%	26,177	44.5%	48,939	40.5%	66%
Alberta	3,379	5.7%	7,564	6.2%	67%	3,328	5.7%	7,471	6.2%	66%
British Columbia	11,445	19.3%	21,692	17.9%	62%	11,311	19.2%	21,338	17.7%	63%
All other Canada	733	1.2%	1,501	1.2%	67%	729	1.2%	1,485	1.2%	68%
Total Canada	52,625	88.9%	101,790	83.9%	66%	52,058	88.5%	100,536	83.2%	66%
United States	6,583	11.1%	19,522	16.1%	56%	6,762	11.5%	20,288	16.8%	57%
Total	59,208	100%	121,312	100%	65%	58,820	100%	120,824	100%	65%
Refer to footnote references in the Residential Mortgages table above.

Residential Mortgages by Remaining Term of Amortization (1) (2)

TABLE 24
	As at January 31, 2026
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	8.1%	19.7%	33.7%	28.1%	2.5%	4.4%
United States (4)	0.3%	1.6%	3.3%	3.1%	13.3%	78.2%	0.1%	0.1%
Total	0.7%	2.6%	7.3%	16.9%	30.4%	36.3%	2.1%	3.7%

	As at October 31, 2025
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	8.1%	19.5%	34.6%	27.1%	2.5%	4.7%
United States (4)	0.3%	1.6%	3.3%	2.9%	11.1%	80.6%	0.1%	0.1%
Total	0.7%	2.6%	7.3%	16.6%	30.6%	36.2%	2.1%	3.9%
(1)In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)As a result of increases in interest rates, the portfolio included less than $0.1 billion (relatively unchanged from October 31, 2025) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.
(4)A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

International Exposures
BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.
The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported at fair value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

TABLE 25
	As at January 31, 2026													As at October 31, 2025
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure	Total Net Exposure
Europe (excluding United Kingdom)	592	3,615	–	4,207	236	62	4,333	4,631	1,681	717	124	2,522	11,360	13,822
United Kingdom	194	6,620	–	6,814	120	32	2,543	2,695	515	655	59	1,229	10,738	9,440
Latin America	2,922	4,376	–	7,298	–	95	–	95	1	482	42	525	7,918	8,202
Asia-Pacific	2,414	2,644	63	5,121	419	17	473	909	495	177	287	959	6,989	6,726
Africa and Middle East	2,379	1,662	103	4,144	–	45	23	68	2	60	1,709	1,771	5,983	5,500
Other (1)	–	2	12	14	–	–	3,465	3,465	10	–	263	273	3,752	4,508
Total	8,501	18,919	178	27,598	775	251	10,837	11,863	2,704	2,091	2,484	7,279	46,740	48,198
(1)Primarily exposure to supranational entities.

Caution
This Risk Management section contains forward‑looking statements. Please refer to the Caution Regarding Forward‑Looking Statements.
28 BMO Financial Group First Quarter Report 2026

Market Risk
BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2025 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures
The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

TABLE 26
	As at January 31, 2026				As at October 31, 2025
	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Primary risk factors for
	Balance	Traded	Non-traded	to market	Balance	Traded	Non-traded	to market	non-traded risk
(Canadian $ in millions)	Sheet	risk (1)	risk (2)	risk	Sheet	risk (1)	risk (2)	risk	balances
Assets Subject to Market Risk
Cash and cash equivalents	67,378	–	67,378	–	67,484	–	67,484	–	Interest rate
Interest bearing deposits with banks	2,870	429	2,441	–	2,838	456	2,382	–	Interest rate
Securities	421,331	166,732	254,599	–	423,476	172,680	250,796	–	Interest rate, credit spread, equity
Securities borrowed or purchased
under resale agreements	109,725	–	109,725	–	129,421	–	129,421	–	Interest rate
Loans and acceptances
(net of allowance for credit losses)	668,235	7,553	660,682	–	677,161	6,271	670,890	–	Interest rate, foreign exchange
Derivative instruments	69,398	63,880	5,518	–	57,151	51,829	5,322	–	Interest rate, foreign exchange
Customers’ liabilities under acceptances	1,081	–	1,081	–	711	–	711	–	Interest rate
Other assets	118,114	5,483	17,670	94,961	118,560	6,411	12,460	99,689	Interest rate
Total assets	1,458,132	244,077	1,119,094	94,961	1,476,802	237,647	1,139,466	99,689
Liabilities Subject to Market Risk
Deposits	954,789	50,471	904,318	–	976,202	49,093	927,109	–	Interest rate, foreign exchange
Derivative instruments	65,392	62,714	2,678	–	58,729	54,770	3,959	–	Interest rate, foreign exchange
Acceptances	1,081	–	1,081	–	711	–	711	–	Interest rate
Securities sold but not yet purchased	47,409	47,409	–	–	54,876	54,876	–	–	Interest rate
Securities lent or sold under
repurchase agreements	132,280	–	132,280	–	134,967	–	134,967	–	Interest rate
Other liabilities	163,018	–	99,642	63,376	154,717	–	91,688	63,029	Interest rate
Subordinated debt	8,412	–	8,412	–	8,500	–	8,500	–	Interest rate
Total liabilities	1,372,381	160,594	1,148,411	63,376	1,388,702	158,739	1,166,934	63,029
(1)Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

Trading Market Risk Measures
Average Total Trading Value at Risk (VaR) decreased quarter-over-quarter, primarily due to increased diversification and reduced equity risk, partially offset by higher interest rate exposures.

Total Trading Value at Risk (1)

TABLE 27
	For the quarter ended January 31, 2026				October 31, 2025	January 31, 2025
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	9.4	9.2	16.2	5.1	9.9	3.4
Equity VaR	11.1	12.6	17.0	9.4	14.9	26.1
Foreign exchange VaR	1.3	1.3	2.6	0.5	1.6	1.6
Interest rate VaR (2)	28.5	31.8	40.3	26.1	27.5	29.2
Diversification	(23.8)	(27.4)	nm	nm	(22.0)	(21.0)
Total Trading VaR	26.5	27.5	34.3	22.6	31.9	39.3
(1)One‑day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)Interest rate VaR includes general credit spread risk.
nm - not meaningful

BMO Financial Group First Quarter Report 2026 29

Structural (Non-Trading) Market Risk
Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates and structural economic value benefit to falling rates increased, compared with October 31, 2025, primarily due to an increase in longer-term fixed rate term assets.
Structural earnings benefit to rising interest rates and structural earnings exposure to falling interest rate decreased, compared with October 31, 2025, as fewer net assets are scheduled to reprice over the next 12 months.

Structural Interest Rate Sensitivity (1) (2)

TABLE 28
	Economic value sensitivity					Earnings sensitivity over the next 12 months
	January 31, 2026			October 31, 2025	January 31, 2025	January 31, 2026			October 31, 2025	January 31, 2025
(Pre-tax Canadian $ equivalent in millions)
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(1,284)	(793)	(2,077)	(1,736)	(1,627)	87	153	240	357	357
100 basis point decrease	1,283	162	1,445	1,063	842	(54)	(206)	(260)	(322)	(236)
(1)Losses are presented in brackets and gains are presented as positive numbers.
(2)Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3)Includes Canadian dollar and other currencies.

Liquidity and Funding Risk
Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.
BMO continued to maintain a strong liquidity position in the first quarter of 2026. Customer deposits and loans declined during the quarter, primarily due to the impact of the weaker U.S. dollar. Wholesale funding decreased, reflecting net maturities. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal targets and regulatory requirements.
BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.
In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $367.0 billion as at January 31, 2026, compared with $393.5 billion as at October 31, 2025. The decrease in unencumbered liquid assets was due to lower securities balances and the impact of the weaker U.S. dollar.
Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.
In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

TABLE 29
	As at January 31, 2026					As at October 31, 2025
		Other cash &			Net	Net
	Bank-owned	securities	Total gross	Encumbered	unencumbered	unencumbered
(Canadian $ in millions)	assets	received	assets (1)	assets	assets (2)	assets (2)
Cash and cash equivalents	67,378	–	67,378	87	67,291	67,376
Deposits with other banks	2,870	–	2,870	–	2,870	2,838
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	187,831	105,635	293,466	150,842	142,624	151,602
NHA mortgage-backed securities and U.S. agency mortgage-backed
securities and collateralized mortgage obligations	128,815	12,513	141,328	81,597	59,731	62,856
Corporate and other debt	38,228	28,771	66,999	29,730	37,269	37,886
Corporate equity	66,457	67,834	134,291	95,716	38,575	51,389
Total securities and securities borrowed or purchased under resale agreements	421,331	214,753	636,084	357,885	278,199	303,733
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	25,138	–	25,138	6,502	18,636	19,588
Total liquid assets	516,717	214,753	731,470	364,474	366,996	393,535
(1)Gross assets include bank‑owned assets and cash and securities received from third parties.
(2)Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

30 BMO Financial Group First Quarter Report 2026

Asset Encumbrance

TABLE 30
		Encumbered (2)		Net unencumbered
(Canadian $ in millions)	Total gross	Pledged as	Other	Other	Available as
As at January 31, 2026	assets (1)	collateral	encumbered	unencumbered (3)	collateral (4)
Cash and deposits with other banks	70,248	–	87	–	70,161
Securities (5)	661,222	275,543	88,844	25,876	270,959
Loans	643,097	61,950	1,859	415,899	163,389
Other assets
Derivative instruments	69,398	–	–	69,398	–
Customers' liability under acceptances	1,081	–	–	1,081	–
Premises and equipment	6,140	–	–	6,140	–
Goodwill	16,619	–	–	16,619	–
Intangible assets	5,015	–	–	5,015	–
Current tax assets	2,181	–	–	2,181	–
Deferred tax assets	2,602	–	–	2,602	–
Receivable from brokers, dealers and clients	45,203	–	–	45,203	–
Other	40,354	11,250	–	29,104	–
Total other assets	188,593	11,250	–	177,343	–
Total assets	1,563,160	348,743	90,790	619,118	504,509

		Encumbered (2)		Net unencumbered
(Canadian $ in millions)	Total gross	Pledged as	Other	Other	Available as
As at October 31, 2025	assets (1)	collateral	encumbered	unencumbered (3)	collateral (4)
Cash and deposits with other banks	70,322	–	108	–	70,214
Securities (5)	682,594	271,748	87,525	25,739	297,582
Loans	650,883	58,052	1,834	435,852	155,145
Other assets
Derivative instruments	57,151	–	–	57,151	–
Customers' liability under acceptances	711	–	–	711	–
Premises and equipment	6,252	–	–	6,252	–
Goodwill	16,797	–	–	16,797	–
Intangible assets	4,758	–	–	4,758	–
Current tax assets	1,970	–	–	1,970	–
Deferred tax assets	2,732	–	–	2,732	–
Receivable from brokers, dealers and clients	43,167	–	–	43,167	–
Other	42,884	11,149	–	31,735	–
Total other assets	176,422	11,149	–	165,273	–
Total assets	1,580,221	340,949	89,467	626,864	522,941
(1)Gross assets include on-balance sheet and off-balance sheet assets.
(2)Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.
(3)Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $25.9 billion as at January 31, 2026, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.
(4)Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.
(5)Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity

TABLE 31
(Canadian $ in millions)	As at January 31, 2026	As at October 31, 2025
BMO (parent)	214,953	232,874
BMO Bank N.A.	121,671	127,012
Broker dealers	30,372	33,649
Total net unencumbered liquid assets by legal entity	366,996	393,535

Funding Strategy
BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term
(typically two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.
We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $703.0 billion as at January 31, 2026, decreasing from $715.0 billion as at October 31, 2025, primarily due to the impact of the weaker U.S. dollar.
Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $253.6 billion as at January 31, 2026, with $69.2 billion sourced as secured funding and $184.4 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $258.6 billion as at October 31, 2025, due to net maturities during the current quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $367.0 billion as at January 31, 2026, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

BMO Financial Group First Quarter Report 2026 31

Wholesale Funding Maturities (1)

TABLE 32
	As at January 31, 2026								As at October 31, 2025
	Less than	1 to 3	3 to 6	6 to 12	Subtotal less	1 to 2	Over
(Canadian $ in millions)	1 month	months	months	months	than 1 year	years	2 years	Total	Total
Deposits from banks	1,652	956	1,263	2,069	5,940	–	–	5,940	4,403
Certificates of deposit and commercial paper	6,882	14,772	26,454	31,586	79,694	1,727	–	81,421	89,662
Bearer deposit notes	1,759	1,487	994	570	4,810	–	–	4,810	5,799
Asset-backed commercial paper (ABCP)	1,405	5,042	6,990	2,009	15,446	–	–	15,446	15,277
Senior unsecured medium-term notes	–	1,750	5,473	10,226	17,449	18,306	30,922	66,677	64,725
Senior unsecured structured notes (2)	147	2	177	565	891	650	15,644	17,185	17,335
Secured funding
Mortgage and HELOC securitizations	–	200	497	1,851	2,548	1,997	13,212	17,757	18,383
Covered bonds	–	3,104	3,225	8,839	15,168	2,513	6,587	24,268	24,053
Other asset-backed securitizations (3)	–	–	–	–	–	–	4,026	4,026	5,711
Federal Home Loan Bank advances	–	4,765	170	1,359	6,294	–	1,405	7,699	4,741
Subordinated debt	–	–	–	–	–	–	8,411	8,411	8,499
Total	11,845	32,078	45,243	59,074	148,240	25,193	80,207	253,640	258,588
Of which:
Secured	1,405	13,111	10,882	14,058	39,456	4,510	25,230	69,196	68,165
Unsecured	10,440	18,967	34,361	45,016	108,784	20,683	54,977	184,444	190,423
Total (4)	11,845	32,078	45,243	59,074	148,240	25,193	80,207	253,640	258,588
(1)Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions which are disclosed in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)Includes structured notes issued to institutional investors and exchange-traded notes.
(3)Includes credit card loan securitizations.
(4)Total wholesale funding comprised Canadian‑dollar‑denominated funding totalling $53.8 billion ($54.3 billion as at October 31, 2025) and U.S.‑dollar‑denominated and other foreign‑currency‑denominated funding totalling $199.8 billion as at January 31, 2026 ($204.3 billion as at October 31, 2025).

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.
Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.
Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2025 Annual Report. Please also see the Risk Management section.

Credit Ratings
The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 7 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues.

TABLE 33
As at January 31, 2026
Rating agency (1)	Short-term debt	Senior debt (2)	Long-term deposits/legacy senior debt (3)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable
(1)Credit ratings are not recommendations to purchase, hold or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
(2)Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(3)Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2026, we would be required to provide additional collateral to counterparties totalling $327 million, $677 million and $1,598 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.
32 BMO Financial Group First Quarter Report 2026

Liquidity Coverage Ratio
The Liquidity Coverage Ratio (LCR) is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days, in accordance with OSFI’s LAR Guideline, as summarized in the table below. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended January 31, 2026, was 126%, equivalent to a surplus of $52.1 billion above the regulatory minimum. The LCR decreased 6% from 132% in the prior quarter, due to an increase in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

TABLE 34
	For the quarter ended January 31, 2026
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	252.9
Cash Outflows
Retail deposits and deposits from small business customers, of which:	303.9	21.6
Stable deposits	141.1	4.2
Less stable deposits	162.8	17.4
Unsecured wholesale funding, of which:	340.7	146.6
Operational deposits (all counterparties) and deposits in networks of cooperative banks	173.5	42.9
Non-operational deposits (all counterparties)	144.9	81.4
Unsecured debt	22.3	22.3
Secured wholesale funding	*	36.7
Additional requirements, of which:	266.9	62.5
Outflows related to derivatives exposures and other collateral requirements	43.0	14.8
Outflows related to loss of funding on debt products	3.8	3.8
Credit and liquidity facilities	220.1	43.9
Other contractual funding obligations	0.8	–
Other contingent funding obligations	568.4	12.3
Total cash outflows	*	279.7
Cash Inflows
Secured lending (e.g., reverse repos)	205.4	36.7
Inflows from fully performing exposures	17.5	9.7
Other cash inflows	34.0	32.5
Total cash inflows	256.9	78.9
For the quarter ended January 31, 2026		Total adjusted value (4)
Total HQLA		252.9
Total net cash outflows		200.8
Liquidity Coverage Ratio (%) (2)		126

For the quarter ended October 31, 2025		Total adjusted value (4)
Total HQLA		252.1
Total net cash outflows		191.4
Liquidity Coverage Ratio (%)		132
* Disclosure is not required under the LCR disclosure standard.
(1)Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)Values are calculated based on the simple average of the daily LCR over 61 business days in the first quarter of fiscal 2026.
(3)Weighted values are calculated after the application of the weights prescribed under OSFI’s LAR Guideline for HQLA and cash inflows and outflows.
(4)Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

BMO Financial Group First Quarter Report 2026 33

Net Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian D-SIBs, including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 116% as at January 31, 2026, equivalent to a surplus of $105.0 billion above the regulatory minimum. The NSFR decreased from 117% in the prior quarter, due to both an increase in required stable funding and a decrease in available stable funding.

TABLE 35
	For the quarter ended January 31, 2026
	Unweighted value by residual maturity				Weighted value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months
				Over 1 year
Available Stable Funding (ASF) Item
Capital:	88.3	–	–	8.3	96.6
Regulatory capital	88.3	–	–	8.3	96.6
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	244.8	54.3	28.8	60.9	361.4
Stable deposits	120.1	24.8	12.0	12.0	161.0
Less stable deposits	124.7	29.5	16.8	48.9	200.4
Wholesale funding:	338.3	284.0	76.2	88.9	281.0
Operational deposits	160.9	0.1	–	0.5	81.0
Other wholesale funding	177.4	283.9	76.2	88.4	200.0
Liabilities with matching interdependent assets	–	0.6	1.0	14.9	–
Other liabilities:	8.1	*	*	97.4	40.9
NSFR derivative liabilities	*	*	*	4.8	–
All other liabilities and equity not included in the above categories	8.1	50.9	1.7	40.0	40.9
Total ASF	*	*	*	*	779.9
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	20.9
Deposits held at other financial institutions for operational purposes	–	–	–	–	–
Performing loans and securities:	203.0	218.5	65.8	339.9	516.4
Performing loans to financial institutions secured by Level 1 HQLA	–	99.6	0.8	–	2.3
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured
performing loans to financial institutions	26.1	53.4	6.4	16.5	51.7
Performing loans to non-financial corporate clients, loans to retail and small business
customers, and loans to sovereigns, central banks and public sector entities, of which:	132.3	35.6	34.1	166.9	289.1
With a risk weight of less than or equal to 35% under the Basel II standardized
approach for credit risk	–	–	–	–	–
Performing residential mortgages, of which:	13.9	25.5	24.1	131.3	123.4
With a risk weight of less than or equal to 35% under the Basel II standardized
approach for credit risk	13.9	25.5	24.1	131.3	123.4
Securities that are not in default and do not qualify as HQLA,
including exchange-traded equities	30.7	4.4	0.4	25.2	49.9
Assets with matching interdependent liabilities	–	0.6	1.0	14.9	–
Other assets:	43.7	*	*	138.7	115.8
Physical traded commodities, including gold	5.4	*	*	*	4.6
Assets posted as initial margin for derivative contracts and contributions to
default funds of central clearing parties	*	*	*	22.6	19.2
NSFR derivative assets	*	*	*	4.3	–
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	15.3	0.8
All other assets not included in the above categories	38.3	51.9	0.5	44.1	91.2
Off-balance sheet items	*	*	*	631.2	21.8
Total RSF	*	*	*	*	674.9
Net Stable Funding Ratio (%)	*	*	*	*	116
					Weighted Value (2)
For the quarter ended October 31, 2025
Total ASF					783.3
Total RSF					668.8
Net Stable Funding Ratio (%)					117
* Disclosure is not required under the NSFR disclosure standard.
(1)Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.
(2)Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.
34 BMO Financial Group First Quarter Report 2026

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments
The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions.

TABLE 36
									January 31, 2026
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No specific
(Canadian $ in millions)	month	months	months	months	months	years	years	years	maturity	Total
Assets
Cash and cash equivalents	65,103	–	–	–	–	–	–	–	2,275	67,378
Interest bearing deposits with banks	2,591	205	67	–	–	7	–	–	–	2,870
Securities	5,855	4,263	8,791	9,299	19,137	27,041	85,784	194,703	66,458	421,331
Securities borrowed or purchased under
resale agreements	92,377	9,954	6,584	727	83	–	–	–	–	109,725
Loans (1)
Residential mortgages	2,424	6,750	13,332	12,678	8,319	45,280	71,141	33,818	347	194,089
Consumer instalment and other personal	667	1,901	3,895	3,231	2,751	11,685	21,964	18,434	27,313	91,841
Credit cards	–	–	–	–	–	–	–	–	12,120	12,120
Business and government	11,786	15,145	23,517	18,476	16,884	59,116	96,718	35,968	97,642	375,252
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,067)	(5,067)
Total loans, net of allowance	14,877	23,796	40,744	34,385	27,954	116,081	189,823	88,220	132,355	668,235
Other assets
Derivative instruments	7,880	12,066	6,887	5,696	7,008	8,655	11,432	9,774	–	69,398
Customers’ liability under acceptances	1,081	–	–	–	–	–	–	–	–	1,081
Receivable from brokers, dealers and clients	45,203	–	–	–	–	–	–	–	–	45,203
Other	4,171	822	592	16	7	14	12	7,823	59,454	72,911
Total other assets	58,335	12,888	7,479	5,712	7,015	8,669	11,444	17,597	59,454	188,593
Total assets	239,138	51,106	63,665	50,123	54,189	151,798	287,051	300,520	260,542	1,458,132

TABLE 37
									January 31, 2026
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No specific
(Canadian $ in millions)	month	months	months	months	months	years	years	years	maturity	Total
Liabilities and Equity
Deposits (2) (3)	33,543	50,392	73,124	54,115	51,066	51,619	66,522	30,656	543,752	954,789
Other liabilities
Derivative instruments	8,058	9,452	6,908	5,236	6,337	7,948	11,922	9,531	–	65,392
Acceptances	1,081	–	–	–	–	–	–	–	–	1,081
Securities sold but not yet purchased (4)	47,409	–	–	–	–	–	–	–	–	47,409
Securities lent or sold under repurchase
agreements (4)	111,927	16,412	720	–	–	3,221	–	–	–	132,280
Securitization and structured entities’ liabilities	44	199	480	1,387	884	3,174	9,590	41,051	–	56,809
Insurance-related liabilities	81	76	28	22	32	93	222	744	19,906	21,204
Payable to brokers, dealers and clients	43,335	–	–	–	–	–	–	–	–	43,335
Other	11,032	5,413	316	114	2,914	1,043	2,649	2,573	15,616	41,670
Total other liabilities	222,967	31,552	8,452	6,759	10,167	15,479	24,383	53,899	35,522	409,180
Subordinated debt	–	–	–	–	–	–	25	8,387	–	8,412
Total equity	–	–	–	–	–	–	–	–	85,751	85,751
Total liabilities and equity	256,510	81,944	81,576	60,874	61,233	67,098	90,930	92,942	665,025	1,458,132
(1)Loans receivable on demand have been included under no specific maturity.
(2)Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)Deposits totalling $27,258 million as at January 31, 2026, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.
(4)These are presented based on their earliest maturity date.

TABLE 38
									January 31, 2026
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No specific
(Canadian $ in millions)	month	months	months	months	months	years	years	years	maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,444	6,545	13,711	14,594	14,890	54,914	130,844	6,600	–	244,542
Letters of credit (2)	2,414	4,369	6,337	5,809	6,933	2,253	3,707	71	–	31,893
Backstop liquidity facilities	–	416	2,432	2,565	1,716	10,523	1,100	–	–	18,752
Other commitments (3)	76	93	156	149	211	615	1,294	298	–	2,892
(1)Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.
BMO Financial Group First Quarter Report 2026 35

TABLE 39
									October 31, 2025
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No specific
(Canadian $ in millions)	month	months	months	months	months	years	years	years	maturity	Total
Assets
Cash and cash equivalents	65,232	–	–	–	–	–	–	–	2,252	67,484
Interest bearing deposits with banks	2,461	328	47	2	–	–	–	–	–	2,838
Securities	4,613	5,026	7,358	6,635	11,121	43,792	84,041	190,809	70,081	423,476
Securities borrowed or purchased under
resale agreements	105,268	15,571	6,399	1,880	303	–	–	–	–	129,421
Loans (1)
Residential mortgages	2,596	6,037	10,583	14,475	13,025	46,764	66,853	35,365	335	196,033
Consumer instalment and other personal	691	1,584	3,079	4,292	3,376	12,991	20,184	19,079	27,465	92,741
Credit cards	–	–	–	–	–	–	–	–	12,649	12,649
Business and government	11,283	14,430	18,395	23,398	20,399	61,935	98,451	36,768	95,729	380,788
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,050)	(5,050)
Total loans, net of allowance	14,570	22,051	32,057	42,165	36,800	121,690	185,488	91,212	131,128	677,161
Other assets
Derivative instruments	6,336	10,429	5,146	4,122	3,997	7,688	10,420	9,013	–	57,151
Customers’ liability under acceptances	711	–	–	–	–	–	–	–	–	711
Receivable from brokers, dealers and clients	43,167	–	–	–	–	–	–	–	–	43,167
Other	3,752	1,155	455	26	8	15	14	7,990	61,978	75,393
Total other assets	53,966	11,584	5,601	4,148	4,005	7,703	10,434	17,003	61,978	176,422
Total assets	246,110	54,560	51,462	54,830	52,229	173,185	279,963	299,024	265,439	1,476,802

TABLE 40
									October 31, 2025
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No specific
(Canadian $ in millions)	month	months	months	months	months	years	years	years	maturity	Total
Liabilities and Equity
Deposits (2) (3)	37,399	65,186	66,458	58,424	49,572	55,403	68,983	29,023	545,754	976,202
Other liabilities
Derivative instruments	5,789	9,844	6,317	4,517	4,264	7,180	10,924	9,894	–	58,729
Acceptances	711	–	–	–	–	–	–	–	–	711
Securities sold but not yet purchased (4)	54,876	–	–	–	–	–	–	–	–	54,876
Securities lent or sold under repurchase
agreements (4)	113,549	17,158	762	–	–	3,498	–	–	–	134,967
Securitization and structured entities’ liabilities	1	2,375	200	481	1,377	2,980	10,287	33,861	–	51,562
Insurance-related liabilities	90	82	21	23	33	91	220	745	19,131	20,436
Payable to brokers, dealers and clients	45,170	–	–	–	–	–	–	–	–	45,170
Other	11,733	5,244	222	339	120	2,567	2,784	2,659	11,881	37,549
Total other liabilities	231,919	34,703	7,522	5,360	5,794	16,316	24,215	47,159	31,012	404,000
Subordinated debt	–	25	–	–	–	–	25	8,450	–	8,500
Total equity	–	–	–	–	–	–	–	–	88,100	88,100
Total liabilities and equity	269,318	99,914	73,980	63,784	55,366	71,719	93,223	84,632	664,866	1,476,802
(1)Loans receivable on demand have been included under no specific maturity.
(2)Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)Deposits totalling $27,819 million as at October 31, 2025, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.
(4)These are presented based on their earliest maturity date.

TABLE 41
									October 31, 2025
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No specific
(Canadian $ in millions)	month	months	months	months	months	years	years	years	maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,889	4,405	10,029	15,588	22,066	55,191	130,267	6,417	–	246,852
Letters of credit (2)	2,372	5,167	6,192	5,787	5,982	2,530	3,807	76	–	31,913
Backstop liquidity facilities	429	72	–	2,304	2,845	4,543	7,804	361	–	18,358
Other commitments (3)	59	92	154	144	136	444	805	256	–	2,090
(1)Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
(2)Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Caution
This Liquidity and Funding Risk section contains forward‑looking statements. Please refer to the Caution Regarding Forward‑Looking Statements.
36 BMO Financial Group First Quarter Report 2026

Glossary of Financial Terms
Adjusted Earnings and Measures are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not reflect ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.
Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards.
Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.
Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
Allowance on Performing Loans Ratio is calculated as the allowance for credit losses on performing loans as a percentage of gross performing loans and acceptances.
Allowance for Credit Losses Ratio is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.
Assets under Administration (AUA) refers to the assets administered by the bank, including assets under custody, that are beneficially owned by clients and therefore not reported on the bank’s consolidated balance sheet. BMO provides administrative services for these assets, including safekeeping, recordkeeping, income collection and distribution, and reporting.
Assets under Management (AUM) refers to the total market value of assets beneficially owned by clients and managed by the bank. Services provided in respect of AUM include the provision of investment advice and discretionary portfolio management. AUM is not reported on the bank’s consolidated balance sheet.
Asset-Backed Commercial Paper (ABCP) is backed by assets such as trade receivables, and is generally used for short-term financing needs.
Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over a period.
Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.
Basis Point is one one-hundredth of a percentage point.
Book Value per Share represents common shareholders’ equity divided by the number of common shares at the end of a period.
Collateral is assets pledged as security to secure loans or other obligations.
Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche carries different terms, interest rates and risks.
Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable contractual service margin, less regulatory deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.
Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.
Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services are provided.
Credit Valuation Adjustment (CVA) represents fair value adjustments to capture counterparty credit risk in our derivative valuations.
Derivatives are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices, or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.
Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.
Dividend Yield is calculated as dividends per common share divided by the closing share price.
Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.
Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.
Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Effective Tax Rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.
Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating segments).
Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties, who are under no compulsion to act, in an orderly market transaction.

BMO Financial Group First Quarter Report 2026 37

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.
Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.
Gross Impaired Loans and Acceptances (GIL) Ratio is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.
Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.
Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.
High-Quality Liquid Assets (HQLA) are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.
Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.
Insurance Investment Results represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.
Insurance Service Results represent insurance revenue, insurance service expenses and reinsurance results.
Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.
Leverage Ratio is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Liquidity and Funding Risk is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.
Market Risk is the potential for financial loss as a result of the impact to capital and earnings from adverse changes in market variables that may affect the bank’s trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Mark-to-Market represents the valuation of financial instruments at fair value as of the balance sheet date.
Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.
Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding Global Markets, is presented on a basis that excludes Global Markets net interest income.
Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.
Net Interest Margin, excluding Global Markets and Insurance is the ratio of net interest income, excluding net interest income from our Global Markets business in Capital Markets to average earning assets, excluding Global Markets and Insurance average earning assets, expressed as a percentage or in basis points.
Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) Guideline.
Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-Balance Sheet Financial Instruments comprise a variety of financial arrangements offered to clients, including credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.
Operating Leverage is the difference between the growth rates of revenue and non-interest expense.
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Pre-Provision, Pre-Tax Earnings (PPPT) is a non-GAAP measure, calculated as income before provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.
Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.
Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) Impaired Loans Ratio is calculated as the annualized total provision for credit losses on impaired loans as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) Performing Loans Ratio is calculated as the annualized provision for credit losses on performing loans as a percentage of average net loans and acceptances.
Return on Assets (ROA) is calculated as net income, as a percentage of average assets.
Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
38 BMO Financial Group First Quarter Report 2026

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.
Risk-Weighted Assets (RWA) are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.
Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Securitization is the practice of selling pools of contractual debts, such as residential mortgages and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.
Structured Entities (SEs) include entities for which voting or similar rights are not the primary factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.
Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.
Swaps are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.
Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Net interest income, total revenue and provision for income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources, and are reflected in the key metrics. The offset to operating segment teb adjustments is reflected in Corporate Services net interest income, revenue and provision for (recovery of) income taxes.
Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares, limited recourse capital notes, less regulatory deductions.
Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital comprises Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.
Total Loss Absorbing Capacity (TLAC) Ratio is calculated as TLAC divided by risk-weighted assets.
Total Loss Absorbing Capacity (TLAC) Leverage Ratio is calculated as TLAC divided by leverage exposures.
Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. It includes the change in share price and assumes dividends received were reinvested in additional common shares.
Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.
Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
BMO Financial Group First Quarter Report 2026 39

Investor and Media Information
Investor Presentation Materials
Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2025 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, February 25, 2026, at 8:00 a.m. (ET). The call may be accessed by telephone at 647-557-5533 (from within Toronto) or 1-888-440-4121 (toll-free outside Toronto), entering Passcode: 89709#. A replay of the conference call can be accessed until March 25, 2026, by calling 647-362-9199 (from within Toronto) or 1-800-770-2030 (toll-free outside Toronto) and entering Passcode: 89709#.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Upcoming Events
•BMO Investor Day            March 26, 2026
•Annual Meeting of Shareholders    April 15, 2026
•Q2-2026 Earnings Release        May 27, 2026
•Q3-2026 Earnings Release        August 25, 2026
•Q4-2026 Earnings Release        December 2, 2026

Media Relations Contact
John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts
Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956
Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)
Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank's DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6
Telephone: 416-263-9200
Fax: 1-888-453-0330
E-mail: service@computershare.com

For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
1 First Canadian Place, 9th Floor
Toronto, Ontario M5X 1A1
Telephone: 416-867-6785
E-mail: corp.secretary@bmo.com

For further information on this document, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, 1 First Canadian Place, 37th Floor
Toronto, Ontario M5X 1A1

BMO’s 2025 Annual MD&A, audited consolidated financial statements, Annual Information Form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2025 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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62 BMO Financial Group First Quarter Report 2026